UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
    ☐   Form C-U: Progress Update
    ☒   Form C/A: Amendment to Offering Statement
    ☒   Check box if Amendment is material and investors must reconfirm within five business days. We have updated the financial sections to incorporate our 2025 reviewed financial statements, added a new officer of the company, updated the capitalization section, and updated the Debt section.
    ☐   Form C-AR: Annual Report
    ☐   Form C-AR/A: Amendment to Annual Report
    ☐   Form C-TR: Termination of Reporting

Name of Issuer

On Your Six Distillery, Inc.

Legal Status of Issuer

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    June 1, 2021

Physical Address of Issuer

931 Tahoe Blvd, Suite 2, Incline Village, NV 89451, United States

Website of Issuer

https://onyour6.com

Is there a Co-Issuer? __x___ yes _____no.

Name of Co-Issuer

On Your Six Distillery CF Investors SPV, LLC

Legal Status of Co-Issuer

    Form:

    Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

November 7, 2025

Physical Address of Co-Issuer:

931 Tahoe Blvd, Suite 2, Incline Village, NV 89451, United States

Website of Co-Issuer

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities, LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number, if applicable, of Intermediary:

315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

As compensation for the services provided by DealMaker Securities, LLC, the Company is required to pay a cash fee consisting of an eight and one-half percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering, paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of transaction and payment processing fees.

Additionally, the Company shall pay to DealMaker Securities, LLC and/or its affiliates a $47,500 advance setup fee and a $15,000 monthly fee for use of the platform and marketing services.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

None

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Common Stock

Target Number of Securities to be Offered:

7,087

Price (or Method for Determining Price):

$1.37

Target Offering Amount:

$10,000.47

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):

$1,234,998.95

Deadline to reach the Target Offering Amount:

August 31, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

12

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$897,930	$1,716,595
Cash & Cash Equivalents	$135,244	$744,255
Accounts Receivable	$129,600	$109,371
Short-term Debt	$1,850,356	$61,400
Long-term Debt	$1,192,493	$2,493
Revenues/Sales	$944,509	$274,979
Cost of Goods Sold	$935,988	$268,599
Taxes Paid	$0	$0.00
Net Income	$(3,833,594)	$(1,624,091)

*Reflects the financial results for the Crowdfunding Issuer, On Your Six Distillery, Inc.. Exhibit G, attached hereto and made a part hereof, also includes the inception financials for the Co-Issuer, which was formed on November 7, 2025.

The jurisdictions in which the Issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

<u>Exhibit A</u>: Offering Statement
<u>Exhibit B</u>: Investor Website
<u>Exhibit C</u>: Subscription Agreement between Co-Issuer and Investor
<u>Exhibit D</u>: Co-Issuer Operating Agreement
<u>Exhibit E</u>: Amended and Restated Certificate of Incorporation
<u>Exhibit F</u>: Bylaws
<u>Exhibit G</u>: Financial Statements
<u>Exhibit H</u>: Video Transcript

Offering Statement (Exhibit A)
April 30, 2026

On Your Six Distillery, Inc.



SPV Interests Representing
Up to $1,234,998.95 of Class B Common Stock

On Your Six Distillery, Inc. ("**OY6**," the "**Company**," "**we**," "**us**," or "**our**") is offering a minimum amount of $10,000.47 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,998.95 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**") at a purchase price of $1.37 per share on a best efforts basis as described in this Form C/A (this "**Offering**"). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The investment will be made through On Your Six Distillery CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by August 31, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$987.77	$83.96	$903.81
Investor Processing Fee (4)	$28.77	$2.45	$26.32
Target Offering Amount	$10,000.47	$850.04	$9,150.43
Maximum Offering Amount	$1,234,998.95	$104,974.91	$1,130,024.04

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $47,500 advance setup fee and a $15,000 monthly fee for use of the platform and marketing services, which are not included above.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor a fee of three percent (3%) of the Investor's investment amount ("***Investor Processing Fee***"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://onyour6.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C/A is April 30, 2026.

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the "**Intermediary**") has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

On Your Six Distillery is a veteran-founded spirits brand manufacturing premium bourbon. Founded by retired Navy SEALs, the company honors military service members and first responders through authentic storytelling and innovative packaging.

The Company was incorporated in Delaware on June 1, 2021 and is headquartered in Incline Village, Nevada. The Company sells its products via the internet at https://onyour6.com and through retail channels across the U.S.

A full description of our products, services and business plan can be found on the Company's investor website page at https://invest.onyour6.com (the "**Investor Website Page**") and the version published as of the date of this Form C/A is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

DIRECTORS, OFFICERS, AND KEY PERSONS

The directors, officers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
John Griffin	CEO and Director	CEO of On Your Six Distillery, 2023 – Present Responsible for strategic brand leadership and executive operations. Founder and Senior Partner at Griffin Company.	University of Nevada, BS Political Science and Government University of Utah S.J. Quinney College of Law, Doctor of Law - JD
Jon Gieselman	Board Chair	Board Chair of On Your Six Distillery, 2023 – Present Responsible for board oversight and corporate governance. Former President of Expedia Brands and VP of Services Marketing at Apple.	Boston College, BA, English St. John Fisher University, MBA
Peter Detkin	Director	Director of On Your Six Distillery, 2023–Present; Co-Founder of Intellectual Ventures.	University of Pennsylvania, EE, JD, Engineering, Law
Mike Nicosia	Co-Founder and Director	Co-Founder of On Your Six Distillery, 2023 – Present Responsible for mission authenticity and brand culture. Retired Navy SEAL Master Chief.	Western Colorado University, BA, Sociology Acton School of Business, MBA
Gary Crowell	Chief Operating Officer (COO)	COO of On Your Six Distillery, 2023 – Present Responsible for sales and operational scale-up, supply chain, and logistics. Successfully launched and exited multiple spirits brands, including Deep Eddy Vodka.	Texas A&M University
Lawrence Ryefield	Chief Sales Officer (CSO)	Chief Sales Officer of On Your Six Distillery, March 2026 – Present. Responsible for national sales strategy, distributor management, and retail account development. Previously managed sales for New Riff Distilling and WhistlePig Whiskey.	The University of Georgia, BA, Journalism and Telecommunication Arts
Leigh Villers	Chief Marketing Officer (CMO)	CMO of On Your Six Distillery, 2024 – Present	St. Edward's University, BA,

		Responsible for brand strategy, digital storytelling, and NFC consumer engagement. Senior experience at global firms including Apple, Tiffany & Co., and Ray-Ban.	Organizational Leadership
Dan Marshall	Co-Founder and Chair of On Your Six Foundation	Co-Founder of On Your Six Distillery, 2023 – Present Responsible for philanthropic initiatives and the OY6 Foundation. Retired Navy SEAL Master Chief.	Joint Special Operations Senior Enlisted Academy (JSOFSEA) Distinguished Honor Graduate

Biographical Information

John Griffin: John serves as the CEO and is a member of the Board of Directors. He is the Founder and Senior Partner of Griffin Company and has extensive experience in high-level brand development for global clients including Amazon, Tesla, and Uber. At On Your Six, he leads overall strategic mission and executive operations.

Jon Gieselman: Jon serves as the Board Chair and provides senior strategic oversight to the Company. He has a distinguished career as a marketing executive, presently Chief Growth Officer at Comcast / Xfinity, and having served as the President of Expedia Brands and the VP of Services Marketing at Apple. His experience helps guide the Company's digital storytelling and consumer engagement strategies.

Peter Detkin: Peter is a member of the Board of Directors. He is a Co-Founder of Intellectual Ventures and has a deep background in intellectual property and venture scaling. He provides the Company with high-level guidance on corporate development and strategic growth.

Mike Nicosia: Mike is a Co-Founder and a member of the Board of Directors. A retired Navy SEAL Master Chief, he provides critical leadership on the Company's mission and culture of service. His 20+ year military career ensures the brand remains authentic to its core values of honouring everyday heroes.

Gary Crowell: Gary is the COO and brings significant spirit-industry expertise to the Company. He has successfully launched multiple spirits brands, including Deep Eddy Vodka, and has senior finance and operations experience from brands such as E11EVEN Vodka.

Lawrence Ryefield: Lawrence is the CSO and brings over a decade of senior sales leadership in the spirits industry. Prior to joining On Your Six, he served as Southeast Regional & Military Sales Manager at New Riff Distilling and spent nearly five years as a Regional Sales Manager at WhistlePig Whiskey. His earlier experience includes Director of Chains for Wine & Spirits at Eagle Rock Distributing Company and CEO of Southern Vines Distribution. At On Your Six, he is responsible for national sales strategy, distributor relationships, and scaling the Company's retail and military exchange presence.

Leigh Villers: Leigh is the CMO and leads the Company's brand and digital engagement strategies. She is a senior marketing executive with experience at Apple, Tiffany & Co., and LVMH. At On Your Six, she is responsible for brand identity and the integration of NFC technology into packaging.

Dan Marshall: Dan is a Co-Founder and a retired Navy SEAL Master Chief. He leads the Company's philanthropic initiatives and serves as the Chair for the On Your Six Foundation, which has supported over 46 hero-aligned organizations to date.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is

adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): On Your Six Distillery CF Investors SPV, LLC (the "**Co-Issuer**"), located at 931 Tahoe Blvd, Suite 2, Incline Village, NV 89451, United States.

The Co-Issuer was organized as a limited liability company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://onyour6.com or for the Offering at invest.onyour6.com.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.onyour6.com. The version published as of the date of this Form C/A is attached as Exhibit C.

Description of the Business

On Your Six Distillery, Inc. is a Delaware corporation incorporated on June 1, 2021. The Company operates as a non-distiller producer in the premium bourbon category. The Company's primary business activities include the sourcing of bulk bourbon, brand development, and the wholesale and direct-to-consumer distribution of its spirit products. The Company's core product is a premium bourbon whiskey inspired by American military and first responder service themes.

The Company conducts its business through On Your Six Distillery, Inc. and its two wholly-owned subsidiaries: (i) On Your Six Distillery CF Investors SPV, LLC, a Delaware limited liability company formed on November 7, 2025 to serve as the special purpose vehicle for the Company's Regulation Crowdfunding offering; and (ii) Big Hummer, LLC, a Nevada limited liability company formed on October 8, 2025 to acquire, hold, and lease vehicles used by the Company.

Business Plan

The Company's operations follow a three-tier distribution model and a direct-to-consumer e-commerce strategy.

- Wholesale Distribution. The Company sells its products to licensed distributors who subsequently sell to retail and on-premise accounts. As of December 2024, the Company has established distribution in 387 retail and on-premise locations. Key distribution accounts include national retailers such as Kroger and on-premise venues such as Caesars Entertainment properties.

- Military Exchange Sales. The Company is an approved vendor for military base exchanges, including the Marine Corps Exchange (MCX) and the Navy Exchange Service Command (NEXCOM).

- Direct-to-Consumer. The Company maintains an e-commerce platform for direct sales to consumers in compliant jurisdictions. In fiscal year 2024, DTC sales represented approximately 16.5% of total revenue, which is significantly above the industry average of 4%.

- Sourcing and Production. The Company currently sources its liquid through strategic bulk bourbon purchases, taking advantage of favorable market supply to improve margins. Packaging components, including custom canteen-inspired bottles and NFC-enabled labels, are sourced from third-party global firms, with plans to migrate production to Mexico and Europe to mitigate tariff costs.

The Company's Products and/or Services

Product / Service	Description	Current Market
On Your 6 Bourbon Whiskey	A premium bourbon whiskey sold in 750ml bottles at 40% ABV.	Super-premium bourbon segment ($30.00–$44.99 shelf price).
NFC-Enabled Packaging	Proprietary labels embedded with Near-Field Communication (NFC) technology linking consumers to digital content and hero-based storytelling.	United States e-commerce and retail spirits markets.

Competition

The Company competes in the fragmented super-premium spirits category. Primary competitors include:

- Legacy Brands. Established labels such as Maker's Mark, Woodford Reserve, and Buffalo Trace.

- Contemporary/Craft Brands. High West, WhistlePig, and Penelope Bourbon.

- Mission-Based/Veteran-Owned Brands. Heroes Vodka and Folds of Honor Bourbon.

- Celebrity Brands. Endorsed spirits such as Proper No. Twelve and Heaven's Door.

Customer Base

The Company's target consumer demographic consists of veterans, first responders, and patriotic Americans, primarily males aged 28–54 with an interest in service-oriented narratives and outdoor activities.

Supply Chain

The Company is dependent on third-party vendors for the sourcing of bulk bourbon, glass bottle manufacturing, and closure production. Strategic initiatives are underway to relocate packaging production from China to Mexico and Europe to mitigate tariff and freight risks.

Although the Company is dependent upon these and other certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
7429891	ON YOUR 6	Trademark	Mar. 18, 2022	Apr. 04, 2023	USA
7270300	ON YOUR SIX	Trademark	Jun. 10, 2021	Jun. 07, 2022	USA
7560833	WE SERVE THOSE WHO SERVE	Trademark	Jun. 06, 2023	Jun. 04, 2024	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual property assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the sale of distilled spirits is highly regulated and the Company must operate according to laws and regulations governing the production, labeling, and distribution of distilled spirits. This includes oversight by the Alcohol and Tobacco Tax and Trade Bureau (TTB) and state-level liquor control boards. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

As of the date of this filing, the Company has 12 full-time employees. The Company also utilizes independent contractors and advisors.

Time-Based Perks

For investments (signed subscription agreement and payment received by Company) made within the first 30 days from the date of this Offering Statement, investors will receive additional shares ("**Bonus Shares**") equal to 5% of the Shares purchased by the investor. These time-based perks begin on the day this offering is launched (the "**Launch Date**") through 11:59 pm Eastern Daylight Time ("**EDT**") on the 30th day thereafter.

For investments (signed subscription agreement and payment received by Company) made after the first 30 days from the date of this Offering Statement but before the 61st day from the date of this Offering Statement, investors will

receive Bonus Shares equal to 3% of the Shares purchased by the investor. These time-based perks begin at midnight on the 31st day following the Launch Date through 11:59 pm EDT on the 60th day after the Launch Date.

Investment Incentives

Invest $2,500+ and receive 2% bonus shares

Invest $5,000+ and receive 5% bonus shares.

Invest $10,000+ and receive 7% bonus shares

Invest $25,000+ and receive 10% bonus shares

Invest $50,000+ and receive 15% bonus shares

*Bonus Shares will be the same class (Common Stock) and terms as the Shares being offered. Bonus Shares are not cumulative. Perks will be determined and issued at the termination of this Offering and each investor will receive the highest bundle of perks for which the investor qualifies. No fractional Bonus Shares will be issued – all Bonus Shares will be rounded down to the nearest whole Share. The Company may amend its Bonus Share/perk amounts and policies at any time without notice to or consent from investors.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the Company is owned by the Directors and Officers, or their affiliates, and they will exercise voting control.

Prior to the Offering, the Directors and officers of the Company, including their affiliates, beneficially own a substantial majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, these Directors and officers, and their affiliates, may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These Directors and officers, and their affiliates, may have interests that are different from yours. For example, these Directors and officers, and their affiliates, may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these Directors and officers, and their affiliates, could use their voting influence to

maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide supplies and services for our products.

We depend on certain suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Specifically, the Company relies on third-party vendors for the sourcing of bulk bourbon, glass bottle manufacturing, and closure production. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon materials or supplies or perform the agreed-upon services in compliance with our requirements and in a timely and cost-effective manner.

Likewise, the quality of our products may be adversely impacted if companies from whom we acquire ingredients or supplies, such as custom canteen-inspired bottles, do not provide such materials which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular supply, such as our proprietary NFC-enabled labels. Furthermore, strategic initiatives are underway to relocate packaging production from China to Mexico and Europe to mitigate tariff and freight risks; any failure to execute this transition effectively could result in supply constraints. The supply of ingredients or supplies for our products could be delayed or constrained, or a key manufacturing vendor could delay shipments to us, adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our board of directors, executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or

disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling product offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be

inaccurate, including growth of the economy in general and trends in the electric vehicle industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from online retailers who enter the market. Our failure to positively differentiate our product offerings or customer experience from other online retailers could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in effecting our expansion plans.

We intend to significantly expand our operations and market presence over the next 24 to 36 months. Our roadmap includes expanding distribution into nine new confirmed markets for 2026, including California, Arizona, and Colorado, and scaling our annual sales from 2,748 six-pack cases in 2024 to a target of 50,000 cases by 2027.

This expansion will require us to implement our business plan effectively, including the successful hiring of additional sales and marketing personnel to support new accounts. Any delays or issues related to entering these new markets, securing national retail programs with partners like Kroger and Caesars, or achieving our goal of 20% e-commerce sales could result in additional expenses and a loss in expected revenues.

Moreover, if customer demand in these new territories does not materialize as expected, or if we are unable to displace established national brands at our current close rates, it could impact our long-term success. As such, if we are unable to implement our expansion plans effectively, it could have a material adverse effect on our business, financial condition, and results of operations.

We must continuously monitor our inventory and product mix against forecasted demand

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Product recalls and product liability, as well as changes in product labeling, safety and other consumer protection laws, may adversely impact our operations, offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal and state regulatory authorities, including the Alcohol and Tobacco Tax and Trade Bureau (TTB) and various state liquor control boards, regarding the safety, quality, and labeling of our spirits. We purchase bulk bourbon and packaging components from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before our products ship to our customers.

Any issues of product labeling—including compliance for our NFC-enabled labels—or allegations that our products violate governmental regulations could cause those products to be recalled. If our vendors fail to manufacture or import ingredients and materials that adhere to our quality control standards or applicable regulations, our reputation and brand could be damaged, potentially leading to increased customer litigation.

Further, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall ingredients failing to meet our quality standards, we may be required to recall those products at a substantial cost. Moreover, changes in product safety, alcohol labeling requirements, or other consumer protection laws could lead to increased costs or additional labor associated with readying products for sale.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodities have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government support programs, changes in international trading policies, impacts of disease outbreaks and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Changes in public attitudes and drinker tastes could harm the Company's business. Regulatory changes in response to public attitudes could adversely affect the Company's business.

The alcoholic beverage industry has been the subject of considerable societal and political attention for several years, due to public concern over alcohol-related social problems, including driving under the influence, underage drinking and health consequences from the misuse of alcohol, including alcoholism. The Company believes its focus on authenticity and veteran-led storytelling aligns with current consumer preferences for genuine connections over celebrity-driven brands. However, if the "super-premium" bourbon segment were to lose favor to emerging categories like non-alcoholic spirits, functional beverages, or alternatives like cannabis or THC-based beverages, our results of operations would be adversely affected. If the domestic bourbon industry is subjected to significant additional societal pressure or governmental regulations, the Company's business, financial condition, and results of operations could be materially adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. In particular, the manufacture, distribution, and sale of distilled spirits is highly regulated by the Alcohol and Tobacco Tax and Trade Bureau (TTB) at the federal level and various Alcoholic Beverage Control (ABC) boards at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of international, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest

or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The amount raised in this Offering may include investments from Company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

Using a credit card to purchase Securities may impact the return on your investment.

Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in On Your Six Distillery CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Certificate of Incorporation, as amended, regarding the Class B Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Class B Common Stock and are completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders

of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Stock at $1.37 per share, plus a 3.0% Investor Processing Fee (see "Offering" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to generate additional capital to pursue marketing activities, hire additional key personnel, purchase materials for inventory and to enter new markets. See "Use of Proceeds" section for more information.

Minimum Target Offering Amount	$10,000.47
Name of Securities	Class B Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	7,087
Maximum Offering Amount	$1,234,998.95
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	875,203
Purchase Price	$1.37*
Minimum Individual Investment Amount	$987.77[+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	August 31, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 27 hereof.
Voting Rights	See the section entitled "Voting and Control" on page 32 hereof.

*Does not include the Investor Processing Fee of three percent (3.0%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the $1,234,998.95 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is On Your Six Distillery CF Investors SPV, LLC (the "**Co-Issuer**"), located at 931 Tahoe Blvd, Suite 2, Incline Village, NV 89451, United States. The Co-Issuer was organized as a limited liability company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://onyour6.com or for the Offering at invest.onyour6.com.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow

or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third-party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early, *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required

to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.47, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $1,234,998.95 will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at https://invest.onyour6.com.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("**Dealmaker**" or "**Intermediary**"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $47,500 advance setup fee and $15,000 monthly access fee paid to the intermediary and its affiliates Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$104,975
Inventory & Production (1)	91.5%	$9,151	45%	$555,749
Sales and Marketing (2)	0%	$0	30%	$370,499
Operations & Infrastructure (3)	0%	$0	10%	$123,500
General Working Capital (4)	0%	$0	6.5%	$80,275
Total	**100%**	**$10,001+**	**100%**	**$1,235,000+**

+ These figures are rounded to the nearest whole dollar.

* In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $47,500 advance setup fee and $15,000 monthly access fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3.0%), which is included in the table above as part of amounts raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) The Company will use these proceeds to fund the purchase of bulk bourbon to support our goal of scaling to 50,000 cases by 2027. Additionally, funds will be used to execute the strategic relocation of packaging production from China to Mexico and Europe to reduce tariffs and freight costs.

(2) These funds will support the Company's expansion into nine new markets in 2026, including Louisiana, Kansas, and others. Proceeds will be used to hire additional sales personnel to manage national retail accounts (e.g., Kroger, Caesars) and to fund digital marketing campaigns to drive e-commerce sales toward our aggressive revenue target.

(3) Funds will be used to upgrade internal supply chain management systems and logistics coordination to handle increased volume through the three-tier distribution system and military exchanges.

(4) These proceeds will be used for general corporate purposes, including but not limited to, administrative salaries, rent for storage facilities, and ongoing legal and accounting compliance.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by August 31, 2026 (the "***Offering Deadline***"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you review this Form C/A, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C (along with all attachments and exhibits thereto), and the Co-Issuer Operating Agreement attached as Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Common Stock**
> **Offering Minimum: $10,000.47**
> **Offering Maximum: $1,234,998.95**
> **Purchase Price Per Share of Security Offered: $1.37 (does not include a 3.0% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: August 31, 2026**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or the Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities in the Company are the Company's Amended and Restated Certificate of Incorporation (the "***A&R COI***") attached as Exhibit E, and the Company's Bylaws (the "***Bylaws***") attached as Exhibit F, together with the A&R COI, the "***Company Governing Documents***"). All statements in this Form C/A regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents.

The shares of Class A Common Stock, Series Seed Preferred Stock, and Series A Preferred Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred:
(1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $1,234,998.95 and a minimum of $10,000.47 worth of its Class B Common Stock. The investment will be made through the Co-Issuer, On Your Six Distillery CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,000.47 by August 31, 2026. Unless the Company raises at least the Target Offering Amount of $10,000.47 under the Regulation CF offering by August 31, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to August 31, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,234,998.95 Maximum Offering Amount.

The minimum investment per investor is $987.77, which includes a $28.77 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and to the applicable provisions of Delaware law.

On February 23, 2026, the Company filed an Amended and Restated Certificate of Incorporation. As a result, the total number of shares that the Company is authorized to issue is 22,812,796, consisting of (i) 18,475,203 shares of common stock, par value $0.00001 per share (the "***Common Stock***"), of which 17,600,000 shares are designated as Class A Common Stock (the "***Class A Common Stock***") and 875,203 shares are designated as Class B Common Stock (the "***Class B Common Stock***"), and (ii) 4,337,593 shares of preferred stock, par value $0.00001 per share (the "***Preferred Stock***"). In connection with the Amended and Restated Certificate of Incorporation, all outstanding Common Stock as of such date were converted into Class A Common Stock on a one share of Common Stock to one share of Class A Common Stock basis. Additionally, the Company has established the 2021 Equity Incentive Plan, for which 2,375,060 shares of Class A Common Stock are authorized for issuance thereunder.

As of the date of this Form C/A, (i) 9,873,561 shares of Class A Common Stock; (ii) 145,300 shares of Class B Common Stock; (iii) 1,384,263 shares of Series Seed Preferred Stock; and (iv) 2,953,330 shares of Series A Preferred Stock are issued and outstanding. Additionally, there are 1,625,000 options to purchase Class A Common Stock issued and outstanding and 525,060 awards are available for issuance under the 2021 Equity Incentive Plan.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	9,873,561
Par Value Per Share	$0.00001

Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	60.3%

Type	Class B Common Stock
Amount Outstanding	145,300
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A

Type	Series Seed Preferred Stock
Amount Outstanding	1,384,263
Par Value Per Share	$0.00001
Voting Rights	1 vote per share (on an as-converted basis)
Anti-Dilution Rights	Yes

Other Rights	(a) Original Issue Price is $0.8127 per share, subject to adjustment; (b) Right to receive dividends at an annual rate of 6% prior when declared (non-cumulative) prior to and in preference to the Common Stock; (c) Liquidation Preference equal to Original Issue Price, plus any dividends declared but unpaid; (d) Right to convert into Class A Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion, subject to adjustment; and (e) Automatic conversion into Class A Common Stock upon the closing of a firm commitment public offering resulting in at least $50 million of gross proceeds to the Company or upon the consent of a majority of the Requisite Holders.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock at a later date. The issuance of such additional shares of Series Seed Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	8.5%

Type	Series A Preferred Stock
Amount Outstanding	2,953,330
Par Value Per Share	$0.00001
Voting Rights	1 vote per share (on an as-converted basis)
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price is $1.0158 per share, subject to adjustment; (b) Right to receive dividends at an annual rate of 6% prior when declared (non-cumulative) prior to and in preference to the Common Stock; (c) Liquidation Preference equal to Original Issue Price, plus any dividends declared but unpaid; (d) Right to convert into Class A Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion, subject to adjustment; and (a) Automatic conversion into Class A Common Stock upon the closing of a firm commitment public offering resulting in at least $50 million of gross proceeds to the Company or upon the consent of a majority of the Requisite Holders.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Preferred Stock at a later date. The issuance of such additional shares of Series A Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	18.1%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following outstanding:

Type	Option to Purchase Class A Common Stock
Shares Issuable Upon Exercise	1,625,000
Voting Rights	The holders of Options to purchase Class A Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class A Common Stock at a pre-determined price. These options were issued pursuant to the 2021 Equity Incentive Plan.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Class A Common Stock at a later date. The availability of any shares of Class A Common Stock issued pursuant to the exercise of such additional Options to purchase Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	9.9%

Type	Convertible Promissory Notes
Principal Amount Outstanding	$3,592,599
Voting Rights	The holders of Convertible Promissory Notes are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Discount of 12%; Interest rate of 9% per annum.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Promissory Notes at a later date. The issuance of such additional Convertible Promissory Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	Variable depending on conversion mechanism

Voting and Control

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control

over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Class B Common Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

What it Means to be a Minority Holder

Investors in our Class B Common Stock, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
N/A	N/A	N/A

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock	$2,999,999.42 (1)	2,953,330	Operating expenses, inventory production, and marketing	April 12, 2024	Regulation D, Rule 506(b)
Series Seed Preferred Stock	$1,125,000.00 (2)	1,384,263	Early-stage product development and brand building	April 12, 2024	Regulation D, Rule 506(b)
Common Stock	$60.00 (3)	75,000	N/A	April 12, 2024	Section 4(a)(2)
Bridge Convertible Notes	$3,592,599	N/A (Debt)	Sales expansion and inventory ramp-up	Ongoing (2025-2026)	Regulation D, Rule 506(b)
Options to Purchase Common Stock	$0	1,625,000	N/A (Employee Incentive)	Ongoing	Rule 701
Class B Common Stock	$195,984	145,300	Inventory & production, sales & marketing, operations & infrastructure, and general working capital	February 2026 – Present	Regulation Crowdfunding (Section 4(a)(6))

(1) This figure represents the aggregate value of the Series A round as of the final closing. It consists of $1,039,999.42 in new cash from the initial closing, $1,760,000.00 from the subsequent closing, and $200,000.00 from the conversion of two "MFN SAFEs" issued in February 2024.

(2) This amount reflects the total principal of the "Discount SAFEs" raised between September 2022 and November 2023. On April 12, 2024, this entire principal amount was converted into 1,384,263 shares of Series Seed Preferred Stock simultaneously with the Series A financing.

(3) This represents the total exercise price paid to the Company for 75,000 shares of Common Stock issued in connection with the 2023 SAFE fundraising round. These shares were issued following the exercise of outstanding warrants by Peter Detkin, Jon Gieselman, and WS Investment Company, LLC (23A) at a warrant exercise price of $0.0008 per share.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C/A, the Company has the following outstanding debt.

Type	Convertible Promissory Notes
Principal Amount Outstanding	$3,592,599
Interest Rate and Amortization Schedule	9% per annum. No amortization schedule; Principal and interest are due at maturity if not previously converted.
Description of Collateral	None. The Notes are unsecured obligations of the Company.
Maturity Date	Eighteen (18) months from issuance date of each Convertible Promissory Note

Type	Inventory Financing Agreement
Principal Amount Outstanding	$89,914 (net of deferred financing fees) as of December 31, 2025
Interest Rate and Amortization Schedule	The agreement allows the Company to purchase whiskey barrels at a fixed price by paying 30% of the cost up front.
Description of Collateral	Whiskey inventory held by the lender. Inventory held as collateral was valued at $131,804 as of December 31, 2025.
Maturity Date	Open-ended; Company intends to purchase all barrels from the lender during 2026.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Since January 1, 2025, the beginning of the issuer's last completed fiscal year, the Company has conducted the following transactions with Related Persons:

(a) Between 2025 and 2026, Jon Gieselman, Chairman of the Board of Directors, purchased four separate Convertible Promissory Notes totaling $700,000.00 in aggregate principal. These notes carry interest rates between 7% and 9% per annum and mature 18 months from the date of issuance.

(b) In 2025, the Peter Detkin and Michelle Oates Trust purchased four separate Convertible Promissory Notes totaling $400,000.00 in aggregate principal, with interest rates ranging from 7% to 9% per annum. Mr. Detkin serves on the Company's Board of Directors.

(c) In 2026, John Griffin, the Company's CEO and a member of the Board of Directors, purchased two separate Convertible Promissory Notes totaling $27,500.00 in aggregate principal. These notes carry interest rates of 9% per annum and mature 18 months from the date of issuance.

(d) In 2026, Mike Nicosia, a member of the Board of Directors, purchased a Convertible Promissory Note with $10,000.00 in aggregate principal. The note carries an interest rate of 9% per annum and matures 18 months from the date of issuance.

Prior to the last completed fiscal year, the Company closed its Series A fundraising round in April 2024. In connection with this event, members of the Company's Board of Directors, Executive team, and certain employees participated in the following transactions:

(a) Various directors and officers purchased an aggregate of approximately $600,000 in Series A Preferred Stock at the same price and terms offered to outside investors ($1.0158 per share).

(b) In connection with the Series A financing, approximately $250,000 in principal from SAFE agreements previously held by directors, officers, and employees was converted into Series Seed Preferred Stock.

(c) Two directors exercised common stock warrants for an aggregate of 50,000 shares at an exercise price of $0.0001 per share.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit H</u>.

Cash and Cash Equivalents

As of March 31, 2026, the Company had an aggregate of approximately $117,155 in cash and cash equivalents. For the year ended December 31, 2025, the Company incurred a net loss of $3,833,594 and used approximately $3,158,106 in cash from operating activities. The Company's average monthly cash used in operating activities for the three months ended March 31, 2026 was approximately $314,574, implying runway from operations of less than one month. Runway is calculated by dividing cash-on-hand by average monthly cash used in operating activities.

The Company has continued to fund its operations through a combination of revenue, the issuance of convertible promissory notes, and proceeds from its current Regulation Crowdfunding offering, and intends to use the proceeds of this Offering, together with any concurrent private financings, to fund ongoing operations. There is no guarantee the Company will be able to raise additional capital on acceptable terms or at all, and failure to do so would have a material adverse effect on the Company's business and ability to continue as a going concern. The Company's reviewed financial statements for the year ended December 31, 2025 include a going concern note (Note 15) addressing the Company's reliance on capital-raising efforts and the uncertainty of attaining profitability from operations.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (and to cover any differences between the amount raised in the Offering and the Maximum Offering Amount), the Company may concurrently raise additional capital by offering to sell securities, including, but not limited to, Class A Common Stock, SAFEs or Convertible Promissory Notes, or Preferred Stock, to accredited or existing investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money fully diluted (including issued and unissued options) valuation of $22,500,000. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit H</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Progress Updates

Information regarding the progress towards meeting the Target Offering Amount in this Offering may be found at https://invest.onyour6.com.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://onyour6.com

The Company must continue to comply with the ongoing reporting requirements until:
   (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
   (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
   (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   (5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ John Griffin
_____
(Signature)

John Griffin
_____
(Name)

Chief Executive Officer
_____
(Title)

April 30, 2026
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jon Gieselman
_____
(Signature)

Jon Gieselman
_____
(Name)

Chairman of the Board of Directors
_____
(Title)

April 30, 2026
_____
(Date)

/s/ Peter Detkin
_____
(Signature)

Peter Detkin
_____
(Name)

Director
_____
(Title)

April 30, 2026
_____
(Date)

/s/ Mike Nicosia
_____
(Signature)

Mike Nicosia
_____
(Name)

Director	
(Title)	
April 30, 2026	
(Date)	

/s/ Dan Marshall	
(Signature)	
Dan Marshall	
(Name)	
Director	
(Title)	
April 30, 2026	
(Date)	

/s/ Olesya Esclapez	
(Signature)	
Olesya Esclapez	
(Name)	
Chief Financial Officer	
(Title)	
April 30, 2026	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit B

Investor Website

INVEST IN THE VETERAN-OWNED BOURBON BRAND THAT'S GROWING 417% ANNUALLY

Founded by U.S. Veterans in 2023, On Your 6 Bourbon has quickly broken into the bourbon market by leading with authenticity and honoring those who serve.

- 417% year-over-year growth
- Successfully selling new accounts at 4X the industry average
- Sold in 170+ Kroger locations
- Replaced legacy brands like Maker's Mark in multiple markets
- Partnered nationally with Caesars Entertainment, Folds of Honor, and more

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	Share Price	Min. Investment

SEC Filings   Offering Circular   Investor Education

PARTNERED WITH

Total Wine & MORE   THE HEROES OPERATION   SOUTHERN GLAZER'S WINE & SPIRITS   CAESARS ENTERTAINMENT   FOLDS of HONOR   PROUD TO RESCUE LOCAL 1908

"On Your 6 means to have someone's back. We are a community built on service and camaraderie in honor of



those who serve.

DELOLA

OPPORTUNITY

180+ CELEBRITY SPIRIT BRANDS LATER... CONSUMERS WANT THE REAL THING

As of late 2025, the spirits market is saturated with over 180 celebrity-owned or endorsed alcohol brands, a more than 4X increase since 2018. More than half are whiskey or agave-based.[1] At the same time:



90%
of consumers value authenticity when choosing which brands to support.[2]



85%
of American consumers find patriotism "very" important.[3]



90%
of consumers say they would switch brands to one associated with a good cause.[4]

INNOVATION

A WHISKEY THAT SERVES THOSE WHO SERVE

Founded by two U.S. Veterans, OY6 honors the everyday heroes who keep this country going. Nurses. Firefighters. Police Officers. Teachers. First Responders. And this whiskey shows up for them.







ON
YOUR
SIX

AWARD-WINNING TASTE

Crafted from 40+ carefully tested premium bourbon blends.

MILITARY-INSPIRED DESIGN

Vintage canteen look stands out on any shelf.

PREMIUM FLAVOR, ACCESS

Bourbon drinkers increasingly b





TRACTION

KROGER, CAESARS, AND 417% YOY GROWTH

We land over 80% of the retail accounts we pitch, 4X the industry average. Once on shelves, bottles move fast, and stores return for more.

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417% YOY GROWTH

in 2025, with Q1 2025 alone earning **74%** of total 2024 sales

IN 170+ KROGER STORES

including the bourbon-obsessed Kentucky region



PARTNERED WITH

Total Wine & More, Southern Glazer's Wine & Spirits

AVAILABLE AT

over 1,600 accounts across 27 states and online at onyour6.com

REPLACING BRANDS

like Maker's Mark on the shelves in some stores

COMPETITIVE ADVANTAGE

HOW WE FOUND BREAKOUT SUCCESS

Most new brands are slow-moving. We found what works in a crowded market and scaled it fast. Here's how we outpace the category:





WE'VE GOT YOUR

1

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2

PRICED FOR THE MOMENT

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3

EMOTIONAL STORYTELLING

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4

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Veteran-founded, service-driven brand wins consumer trust



5

TEAM WITH PROVEN ACCESS

Leaders from Diageo, Kroger, Apple, Comcast & more

EXPANSION

OUR ROAD TO 30X PROFIT GROWTH… OR ACQUISITION*

The funds raised will power our expansion from 2,747 cases sold in 2024 to 50,000+ by 2027, fueling 30X gross profit growth. In coming months, we'll increase our Kroger presence from 170+ stores to more than 300. Meanwhile, the bourbon category has a proven exit playbook, with acquisitions regularly happening at 10X+ revenue multiples. For example, Proper No. Twelve sold for \$600M at 17.9X sales in 2021.





BLACK RIFLE COFFEE: PROOF THIS APPROACH WORKS

In 2014, Black Rifle Coffee launched with a simple idea: build a premium coffee brand that celebrates Veterans and American values. It cut through a saturated CPG category with content, community, and mission, going public in 2022 at a $1.7B valuation. We're following this same proven playbook in a category with deeper spend and stronger acquisition trends**.



THE NATION'S MOST
HONORABLE NEW SPIRIT
Founded in 2023 by U.S. Veterans, On Your 6 was inspired by everyday heroes like nurses, police officers, EMT's, teachers, firefighters and fellow military service members who make this country so beloved and respected.
Award-winning On Your 6 Bourbon is the exact opposite of the superficial celebrity-driven liquor brands. It celebrates the heroes that actually live among us, who've dedicated their lives quietly serving others. The brand celebrates their real stories, the ones often not told, to inspire others to service.
6

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TEAM

UNMATCHED MILITARY AND BRAND ACUMEN

From US Veterans to spirits industry Veterans, our team brings deep experience, proven exits, and the creative horsepower to build a breakout brand.









MIKE NICOSIA & DAN MARSHALL

Co-founders [+]

READ MORE ⌄

• U.S. Veterans, deeply embodying the mission and values of On Your 6 Bourbon.
• Serve as the soul of the mission and stewards of the On Your 6 Foundation, emphasizing support for service members and first responders.
• Foundational leaders driving brand authenticity and community engagement within the veteran and service communities.

JOHN GRIFFIN

CEO [+]

READ MORE ⌄

• Strategic leader with over three decades of experience scaling national brands, including state-level advocacy and navigating complex regulatory environments.
• Co-founder and CEO of On Your 6 Bourbon, a mission-driven brand honoring everyday heroes, with distribution in 28 states within 18 months of launch.
• Co-founded The Griffin Company, a premier government affairs firm in Nevada, representing major business, tech, gaming, and energy clients.

GARY CROWELL

COO [+]

READ MORE ⌄

• Former operator with multiple successful spirits exits, including Deep Eddy Vodka, bringing deep operational expertise and industry insight.
• Oversees day-to-day operations to maintain high standards in production and market growth.
• Instrumental in scaling On Your 6 Bourbon in the competitive spirits market.

LEIGH VILLERS

CMO [+]

READ MORE ⌄

• Experienced in premium loyalty programs, multi-platform social media campaigns, eCommerce leadership, and marketing strategy for spirits and lifestyle brands.
• Guides the brand's marketing strategy to strengthen customer connection and market presence.
• Founded the spirits marketing firm Legal Drinking Agency, providing a deeply rooted industry network ran and service communities.



OLESYA ESCLAPEZ

CFO [+]

READ MORE ⌄

Strategic finance executive with nearly two decades of experience scaling premium spirits brands and leading financial operations.

FREQUENTLY ASKED QUESTIONS

1. Why invest in startups? ⌄

2. How much can I invest? ⌄

3. How do I calculate my net worth? ⌄

4. What are the tax implications of an equity crowdfunding investment? ⌄

5. Who can invest in a Regulation CF Offering? ⌄

6. What do I need to know about early-stage investing? Are these investments risky? ⌄

7. When will I get my investment back? ⌄

8. Can I sell my shares? ⌄

period:

10. What happens if a company does not reach their funding target? ⌄

11. How can I learn more about a company's offering? ⌄

12. What if I change my mind about investing? ⌄

13. How do I keep up with how the company is doing? ⌄

14. What relationship does the company have with DealMaker Securities? ⌄

JOIN THE DISCUSSION

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 ON YOUR 6 BOURBON

Sources

1. https://insidethecask.com/2024/02/18/the-full-list-of-celebrity-alcohol-brands/
2. https://www.forbes.com/councils/forbesbusinesscouncil/2024/09/06/sales-authenticity-in-2024-why-genuine-transparency-is-a-must-have/
3. https://customerland.net/when-brands-out-patriot-the-government/
4. https://blogs.psico-smart.com/blog-the-impact-of-corporate-social-responsibility-on-brand-perception-and-customer-retention-176808



Exhibit C

Subscription Agreement between Co-Issuer and Investor

On Your Six Distillery, Inc. – "Crowdfunding Issuer"

On Your Six Distillery CF Investors SPV, LLC - "The Company"

REGULATION CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL

ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: On Your Six Distillery CF Investors SPV, LLC
      c/o On Your Six Distillery, Inc.
      931 Tahoe Blvd, Suite 2
      Incline Village, Nevada 89451

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**") of On Your Six Distillery CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class B Common Stock to be acquired from On Your Six Distillery, Inc., a Delaware Corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Class B Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

         (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

         (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

         (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $1,234,998.95 (including Investor Transaction Fees) (the "**Oversubscription Offering**"). The Company may accept subscriptions until August 31, 2026. (the "Termination Date"). Providing that subscriptions for $10,000.47 worth of Securities are received, which also includes a 3% Investor Processing Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have

"knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a Corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such

other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g)   Litigation. Except as set forth in the Offering Materials, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with

respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage

companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the

case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF ON YOUR SIX DISTILLERY, INC. ("ON YOUR SIX"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN ON YOUR SIX AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT ON YOUR SIX'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class B Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class B Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE,

MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9.   Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Wilmington, Delaware. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Wilmington, State of Delaware. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

10.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

On Your Six Distillery CF Investors SPV, LLC
c/o On Your Six Distillery, Inc.
931 Tahoe Blvd, Suite 2
Incline Village, Nevada 89451

If to the Crowdfunding Issuer, to:

On Your Six Distillery, Inc.
931 Tahoe Blvd, Suite 2
Incline Village, Nevada 89451

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

11.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or

privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

On Your Six Distillery, Inc

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Stock of On Your Six Distillery, Inc by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber’s Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

On Your Six Distillery, Inc

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:

                                                   (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the   of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

    (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in On Your Six Distillery, Inc's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in On Your Six Distillery, Inc's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

Exhibit D

Co-Issuer Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT OF

ON YOUR SIX DISTILLERY CF INVESTORS SPV, LLC

This **LIMITED LIABILITY COMPANY AGREEMENT** (the "**Agreement**") of On Your Six Distillery CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of November 5, 2025 by and among the Company, On Your Six Distillery, Inc., a Delaware corporation (the "**Manager**"), and any Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (each a "**Member**" and together, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (as defined in Article X herein) issued by On Your Six Distillery, Inc., a Delaware corporation (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (as defined in Article X herein) that maintain a one-to-one relationship between the number, denomination, type, and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the Company, its Manager, and the Members agree as follows:

ARTICLE 1- ORGANIZATIONAL MATTERS

Section 1.1 <u>Name</u>. The name of the Company is On Your Six Distillery CF Investors SPV, LLC.

Section 1.2 <u>Principal Office</u>. The principal office of the Company is located at 930 Tahoe Blvd, Suite 802 PMB 478, Incline Village, NV 89451 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.3 <u>Registered Office; Registered Agent</u>. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.4 <u>Purpose; Powers</u>.

(a)   The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.5   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by Applicable Law.

Section 1.6   Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.7   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company, including but not limited to any expenses relating to or arising from the Company's election to be taxed as a corporation pursuant to Section 8.2 herein, shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.4 shall be paid solely by the Crowdfunding Issuer.

ARTICLE 2- MEMBERS

Section 2.1   Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.2   Capital Contributions; No Withdrawals.

(a)   The Members shall have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company, and no Member may make an additional Capital Contribution to the Company without the approval of the Manager. The Manager may withhold such approval in its sole and absolute discretion.

(b)   No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.3   Failure to Contribute Required Capital. If, after agreeing to make a Capital Contribution with the Company pursuant to Section 2.2(a), a Member fails to timely provide the Capital Contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's Interest allocated to the Member for the Capital Contribution, or exercising any other right or remedy available at law or equity.

Section 2.4   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or a Transfer of Interests, subject to compliance with the provisions of Article VI, and in either case, following compliance with the provisions of Section 2.4(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance of additional securities of the same class or rights as when the Members were first admitted to the Company or a Transfer (including a Permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his or her Interests.

Section 2.5   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as Permitted Transferees; *provided*, that any such Permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.4(b).

Section 2.6   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.6(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.7   Meetings.

(a)   To the extent the Securities, and thus the Interests, the Delaware Act, or other Applicable Law provide the right to vote or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by the Delaware Act or Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; *provided*, that the Members shall have been notified of the meeting in accordance with Section 2.7(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.8, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.8, Section 3.2, and Section 11.9, and any other provision of this Agreement, the Delaware Act, or other Applicable Law requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.8   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.7, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE 3 - MANAGEMENT

Section 3.1   Management of the Company. Subject to the provisions of Section 3.2, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.2   Actions Requiring Approval of Members.

(a)   The Manager shall not have the authority to, and hereby covenants and agrees that it shall not make or perform any of the following actions, without first having obtained the affirmative vote of a majority of the Interests:

(i)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; *provided*, that the Manager may, without the written approval of the Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement, and may, without the written approval of the Members, amend this Agreement as necessary in order to maintain the Company's status as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act.

(ii)   Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of Article VI and Section 2.4(b), or admit additional Members to the Company.

(iii)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company; *provided*, that written approval of the Members shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

(b)   Notwithstanding anything contained in Section 3.2(a), the Manager shall have the authority to take all actions necessary without the written approval of the Members in order to maintain the Company's status as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act.

Section 3.3   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions required to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests other than the Securities.

Section 3.4   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.5   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding seventy five percent (75%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.6   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.7 or Section 2.8.

ARTICLE 4 - ALLOCATIONS

Section 4.1   Allocation of Profits and Losses. All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

ARTICLE 5 - DISTRIBUTIONS

Section 5.1   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE 6 - TRANSFERS

Section 6.1   <u>General Restrictions on Transfer</u>.

(a)   No Member shall Transfer all or any portion of its Interest in the Company, except with the written consent of the Manager (a "**Permitted Transfer**"). No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.4 hereof (a "**Permitted Transferee**").

(b)   Notwithstanding any other provision of this Agreement (including Section 6.2), each Member agrees that it will not Transfer all or any portion of its Interest in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other Applicable Law;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act or would otherwise result in the Company violating the conditions required to be a "crowdfunding vehicle," and thus not an investment company, pursuant to Rule 3a-9 under the Investment Company Act, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.4(b), no Transfer (including a Permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.4(b) hereof.

(e)   For the avoidance of doubt, any Transfer of an Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.2   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE 7- NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.1   No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, the Member will not be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.2   Indemnification.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in Section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Damages**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; *provided*, that (i) any indemnity under this Section 7.2 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.2, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Damages for which such Covered Person may be indemnified pursuant to this Section 7.2.

(c)   For purposes of this Section 7.2, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE 8 - REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.1   <u>Inspection Rights</u>. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer, with each Member acknowledging that the Company is subject to the provisions of the constitutive documents of the Crowdfunding Issuer and any documents or agreements as the Company may be required to execute in its acquisition of the Securities.

Section 8.2   <u>Income Tax Status</u>. It is the intent of the Company and the Members that the Company shall be treated as a corporation for U.S., federal, state, and local income tax purposes. The Manager, in its sole and absolute discretion may make an election for the Company to be classified as other than a corporation pursuant to Treasury Regulation Section 301.7701-3.

Section 8.3   Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of the Manager, or such Officer or Officers as the Manager may designate.

Section 8.4   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE 9 - DISSOLUTION AND LIQUIDATION

Section 9.1   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of 75% of the Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.2   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.1 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.3, and the Certificate of Formation shall have been cancelled as provided in Section 9.4.

Section 9.3   Liquidation. If the Company is dissolved pursuant to Section 9.1, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.4   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE 10 - DEFINITIONS

Section 10.1   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.1:

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Capital Account**" of a Member means the amount of the capital interest of a Member in the Company consisting of that Member's original Capital Contribution, as (i) increased by any additional Capital Contributions and by that Member's share of Profits, and (ii) decreased by any distribution to that Member pursuant to Section 5.1 and by that Member's share of Losses.

"**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on November 7, 2025.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

"**Loss**" or "**Losses**" means, for any given tax year, the Company's loss for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Profit**" means, with respect to any given tax year, the Company's income for such tax year, as determined in accordance with accounting principles appropriate for the Company's method of accounting and consistently applied.

"**Securities**" means the shares of Class B Common Stock of the Crowdfunding Issuer issued in a Regulation Crowdfunding offering.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

"**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A Transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.1, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE 11 - MISCELLANEOUS

Section 11.1 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.2 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.3 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.4   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.4 shall diminish the waiver described in Section 11.3.

Section 11.5   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.5):

If to the Company: 930 Tahoe Blvd, Suite 802 PMB 478
Incline Village, NV 89451
c/o On Your Six Distillery, Inc.
Email: griffin@onyour6.com
Attention: John Griffin, CEO of On Your Six Distillery, Inc.

If to the Manager: 930 Tahoe Blvd, Suite 802 PMB 478
Incline Village, NV 89451
Email: griffin@onyour6.com
Attention: John Griffin, CEO of On Your Six Distillery, Inc.

If to a Member: To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.6   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.7   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.8   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.9   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 75% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to this Agreement in accordance with Section 3.2(a)(i) and 3.2(b) may be made solely by the Manager.

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13   No Third-Party Beneficiaries. Except as provided in Article VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

ON YOUR SIX DISTILLERY CF INVESTORS SPV, LLC

By: On Your Six Distillery, Inc., a
Delaware corporation, Its Manager

By: _____
Name: John Griffin
Title: Chief Executive Officer

MANAGER:

By: On Your Six Distillery, Inc.,
a Delaware corporation

By: _____
Name: John Griffin
Title: Chief Executive Officer

SCHEDULE I

MEMBERS SCHEDULE

Individual/Entity Name	Cash Contribution	Interests/Units

Exhibit E

Co-Issuer Operating Amended and Restated Certificate of Incorporation

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ON YOUR SIX DISTILLERY, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

On Your Six Distillery, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1.　　That the name of this corporation is On Your Six Distillery, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 1, 2021.

2.　　That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation, as amended on June 16, 2023, be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is On Your Six Distillery, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH:　　The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 22,812,796, consisting of (i) 18,475,203 shares of common stock, par value $0.00001 per share ("**Common Stock**"), of which 17,600,000 shares are designated as Class A Common Stock ("**Class A Common Stock**") and 875,203 shares are designated as Class B Common Stock ("**Class B Common Stock**"), and (ii) 4,337,593 shares of preferred stock, par value $0.00001 per share ("**Preferred Stock**"). Of the authorized Preferred Stock of the Corporation, 2,953,330 shares are hereby designated "**Series A Preferred Stock**" and 1,384,263 shares are hereby designated "**Series Seed Preferred Stock**" (the Series A Preferred Stock and the Series Seed Preferred Stock, collectively, the "**Preferred Stock**").

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. **COMMON STOCK**

1. **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2. **Voting**. Except as otherwise provided herein or by applicable law, the holders of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation (this "**Certificate of Incorporation**")) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. Except as otherwise required by applicable law, shares of Class B Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote at meetings of stockholders (and on any written actions in lieu of meetings).

3. **Other Rights**. Except with respect to voting rights, the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Common Stock and the Class B Common Stock are identical. Without limiting the preceding sentence (i) holders of Class A Common Stock and Class B Common Stock shall have identical rights with respect to dividends, whether to one or more classes of Common Stock, and the right to receive consideration upon the merger or consolidation of the Corporation into another entity; and (ii) if the Corporation shall in any manner split, subdivide, or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

4. **Conversion**. Upon the filing and effectiveness (the "**Effective Time**") pursuant to the General Corporation Law of this Amended and Restated Certificate of Incorporation, each share of the Corporation's Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into one (1) fully-paid and non-assessable share of Class A Common Stock having a par value of $0.00001 per share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Prior Common Stock Certificates**"), shall thereafter represent that number of shares of Class A Common Stock into which the shares of Common Stock represented by the Prior Common Stock Certificates shall have been converted.

B. **PREFERRED STOCK**

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth.

The "**Original Issue Price**" shall mean (i) $1.0158 per share for the Series A Preferred Stock and (ii) $0.8127 per share for the Series Seed Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

1.   **Dividends**.

The holders of then outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends equal to the applicable Dividend Amount (as defined below) for such calendar year for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on such shares are not declared or paid. Payment of any dividends to the holders of Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Amounts for each series of Preferred Stock. "**Dividend Amount**" shall mean, with respect to the any series of Preferred Stock, 6% of the Original Issue Price of such series of Preferred Stock. Subject to the preferential rights to dividends described above, the Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) in any calendar year unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable as described above, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside per share on such Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, divided by the number of shares of Common Stock issuable upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) the applicable Original Issue Price; *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of a series of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend for such series of Preferred Stock.

2.   **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales**.

2.1   **Preferential Payments to Holders of Preferred Stock**. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis based on the respective amounts payable as to each such series of Preferred Stock as set forth below, an amount per share of each such series of Preferred Stock equal to the greater of (i) one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) for each such series of Preferred Stock, as applicable, are hereinafter referred to as the "**Preferred Liquidation Amounts**"), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and

all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   **Payments to Holders of Common Stock**. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the assets of the Corporation available for distribution to its stockholders and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1, and (b) a Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the consideration available for distribution to the stockholders of the Corporation and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the Available Proceeds not payable to the holders of shares of Preferred Stock pursuant to Section 2.1, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3   **Deemed Liquidation Events**.

2.3.1   **Definition**. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Class A Common Stock basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a)   a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, at least a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

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(b)   (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale or disposition (whether by merger, consolidation, statutory conversion, transfer, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Notwithstanding the foregoing, in no event shall either the sale of the Corporation's equity securities in a bona fide venture financing transaction for capital raising purposes or a Qualified IPO (as defined below) constitute a "Deemed Liquidation Event."

2.3.2   **Effecting a Deemed Liquidation Event**.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan with respect to such transaction, or terms of such transaction (any such agreement, plan or terms, the "**Transaction Document**"), provide that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b)   In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, any other expenses reasonably related to such Deemed Liquidation Event or any other expenses incident to the dissolution of the Corporation as provided herein, in each case as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**") on the 150th day after such Deemed Liquidation Event (the "**DLE Redemption Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable amount per share that the holders of each series of Preferred Stock are entitled to receive under Sections 2.1 and 2.2; *provided* that if the definitive agreements governing such Deemed Liquidation Event contain contingent indemnification obligations on the part of the Corporation and prohibit the Corporation from distributing all or a portion of the Available Proceeds while such indemnification obligations remain outstanding, then the DLE Redemption Date shall automatically be extended to the date that is ten business days following the date on which such prohibition expires. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to

stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the Available Proceeds for any purpose, except (1) as contemplated by such Deemed Liquidation Event or to discharge expenses incurred in connection with such Deemed Liquidation Event or incident to the dissolution of the Corporation; (2) in the ordinary course of business; or (3) as approved by the Board of Directors. In connection with a distribution or redemption provided for in this Section 2.3.2, the Corporation shall send written notice of the redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock. Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the date specified in the Redemption Notice;

(ii) the redemption date and the price per share at which the shares of Preferred Stock are being redeemed;

(iii) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, the holder's certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Redemption Notice shall have been duly given, and if payment is tendered or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the date terminate, except only the right of the holders to receive the payment without interest upon surrender of any such certificate or certificates therefor.

2.3.3 **Amount Deemed Paid or Distributed**. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

3. **Voting**.

3.1 **General**. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 below) as of the record date for determining stockholders entitled to vote on such matter. In connection with a Pari Passu Financing (as defined below), the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Class A Common Stock as a single class and on an as-converted to Class A Common Stock basis.

3.2 **Election of Directors**.

(a) The holders of record of the shares of Class A Common Stock (exclusive of any Class A Common Stock issued or issuable upon conversion of the Preferred Stock), exclusively and voting together as a separate class, shall be entitled to elect five directors of the Corporation (the "**Common Directors**"). Notwithstanding anything herein to the contrary, in connection with a Pari Passu Financing, the holders of record of the shares of Class A Common Stock and of any other class or series of voting stock (including Preferred Stock), exclusively and voting together as a single class voting on an as converted to Class A Common Stock basis, shall be entitled to modify the number of Common Directors or provide for one or more directors of the Corporation to be elected by the holders of record of the shares of Preferred Stock.

(b) In the case of a Pari Passu Financing, the holders of record of the shares of Class A Common Stock and of any other class or series of voting stock (including Preferred Stock), exclusively and voting together as a single class on an as-converted to Class A Common Stock basis, shall be entitled to elect the balance of the total number of directors of the Corporation, and in all other cases, the holders of record of (i) a majority of the shares of Class A Common Stock, exclusive of any Class A Common Stock issued or issuable upon conversion of the Preferred Stock, and (ii) a majority of any other class or series of voting stock (including Preferred Stock and any Class A Common Stock issued or issuable upon conversion thereof), each voting as separate classes, shall be entitled to elect the balance of the total number of directors of the Corporation (the "**At-Large Directors**").

(c) Any director elected as provided in Section 3.2(a) may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

(d) If the holders of shares of Class A Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to Section 3.2(a), then any directorship not so filled shall remain vacant until such time as the holders of the Class A Common Stock fill such directorship in accordance with Section 3.2(a). A vacancy in any At-Large Director seat can be filled by either (i) the vote or written consent in lieu of a meeting of the stockholders entitled to elect the At-Large Directors, or (ii) the vote or written consent in lieu of a meeting of a majority of the remaining director(s) elected by the stockholders entitled to elect the At-Large Directors.

(e) At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series of capital stock entitled to elect such director shall constitute a quorum for the purpose of electing such director.

(f) Notwithstanding anything herein to the contrary, in connection with a Pari Passu Financing, the holders of record of the shares of Class A Common Stock and of any other class or series of voting stock (including Preferred Stock), exclusively and voting together as a single class voting on an as converted to Class A Common Stock basis, shall be entitled to modify the number of Common Directors or provide for one or more directors of the Corporation to be elected by the holders of record of the shares of Preferred Stock.

3.3 **Preferred Stock Protective Provisions**. At any time when at least 1,084,398.25 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are

outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect any of the following acts or transactions without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders:

    3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation or effect any Deemed Liquidation Event or any other merger, consolidation, statutory conversion, transfer, domestication or continuance;

    3.3.2 amend, alter or repeal any provision of this Certificate of Incorporation of the Corporation in a manner that adversely affects the special rights, powers and preferences of the Preferred Stock; *provided* that the consummation of a Pari Passu Financing in and of itself shall not constitute an amendment that adversely affect the powers, preferences or rights of the Preferred Stock or any series thereof;

    3.3.3 (i) except in connection with a Pari Passu Financing, create, or authorize the creation of, or issue any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or (ii) except in connection with a Pari Passu Financing or any stock split, combination or other similar recapitalization, increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

    3.3.4 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service; or

    3.3.5 unless the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would not exceed $7,500,000 and the counterparty of the Company in such action is not one or more parties who control, are controlled by, or are under common control with, any Company shareholder or director, and other than Convertible Securities issued in any Pari Passu Financing, or equipment leases, bank lines of credit or trade payables incurred in the ordinary course of business, create, or issue, any debt security, create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business), or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money.

  As used herein, a "**Pari Passu Financing**" shall mean (i) the issuance of any Convertible Securities or (ii) the issuance and sale of Preferred Stock (other than the Series A Preferred Stock) at a price per share greater than or equal to the Original Issue Price of the Series A Preferred Stock and which has none (or with respect to Convertible Securities, is convertible into Preferred Stock with none) of the following rights, preferences or privileges: (1) a liquidation preference that is paid prior to the Series A Preferred Stock or which is greater than one times the original purchase price of such security, (2) a participation feature, (3)

the right to cause such new securities to be mandatorily redeemed by the Corporation, (4) dividend rights that are more favorable than or paid prior to the dividend rights held by the Series A Preferred Stock, or (5) the right to more than one vote for each share of Class A Common Stock into which such security is convertible.

4. **Optional Conversion**. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 **Right to Convert**.

4.1.1 **Conversion Ratio**. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock, as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall, as of the date of the filing of this Certificate of Incorporation, be equal to (i) $1.0158 for the Series A Preferred Stock and (ii) $0.8127 for the Series Seed Preferred Stock. Such Conversion Price for a series of Preferred Stock, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided in this Section 4.

4.1.2 **Termination of Conversion Rights**. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 2.3.2(b), the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 **Number of Shares Issuable Upon Conversion**. The number of shares of Class A Common Stock issuable to a holder of Preferred Stock upon conversion of such Preferred Stock shall be the nearest whole share, after aggregating all fractional interests in shares of Class A Common Stock that would otherwise be issuable upon conversion of all shares of that same series of Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Class A Common Stock shall be created or issuable as a result of the conversion of the Preferred Stock pursuant to Section 4.1.1.

4.3 **Mechanics of Conversion**.

4.3.1 **Notice of Conversion**. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Class A Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and

agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Class A Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. Unless a later time and date is otherwise specified by the Corporation, the close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Class A Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 **Reservation of Shares**. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in reasonable best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price for any series of Preferred Stock below the then par value of the shares of Class A Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Class A Common Stock at such adjusted Conversion Price.

4.3.3 **Effect of Conversion**. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon.

4.3.4 **No Further Adjustment**. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Class A Common Stock delivered upon conversion.

4.3.5 **Taxes**. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class A Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class A Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the

person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 **Adjustments to Preferred Stock Conversion Price for Diluting Issues**.

4.4.1 **Special Definitions**. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" means all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any particular series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on (A) such series of Preferred Stock; or (B) multiple series of Preferred Stock that include such series of Preferred Stock if such series of Preferred Stock receives at least a pro rata share of such dividend or distribution;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors;

(iv) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved (i) prior to the Series A Original Issue Date or (ii) by the Board of Directors;

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

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(vi)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(vii)   shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such issuances are approved by the Board of Directors;

(viii)   shares of Common Stock issued in connection with any settlement agreement approved by the Board of Directors;

(ix)   shares of Common Stock issued in connection with a Qualified IPO; or

(x)   shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors.

(b)   "**Convertible Securities**" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c)   "**Option**" means any rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d)   "**Series A Original Issue Date**" means the date on which the first share of Series A Preferred Stock is issued.

4.4.2   **No Adjustment of Preferred Stock Conversion Price**. No adjustment in the Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from (a) the Requisite Holders or (b) the holders of at least a majority of the then outstanding shares of such series of Preferred Stock, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   **Deemed Issue of Additional Shares of Common Stock**.

(a)   If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the

determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section 4.4.3(b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, the Conversion Price of such series of

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Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is potentially subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made. In the event an Option or Convertible Security contains alternative conversion terms, such as a cap on the valuation of the Corporation at which such conversion will be effected, or circumstances where the Option or Convertible Security may be repaid in lieu of conversion, then the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of such Option or Convertible Security shall be deemed not calculable until such time as the applicable conversion terms are determined.

4.4.4   **Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock**. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) / (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP_2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b)   "CP_1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)   "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of

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Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 **Determination of Consideration**. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) **Cash and Property**. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) **Options and Convertible Securities**. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for

Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   **Multiple Closing Dates**. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances).

4.5   **Adjustment for Stock Splits and Combinations**. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   **Adjustment for Certain Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

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(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   **Adjustments for Other Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   **Adjustment for Merger or Reorganization, etc**. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time

of any holder of Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10   **Notice of Record Date**. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5.   **Mandatory Conversion**.

5.1   **Trigger Events**. All outstanding shares of Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the then effective conversion rate as calculated pursuant to Sections 4.1.1 and 4.2, upon the earliest to occur of (the time of such conversion is referred to herein as the "**Mandatory Conversion Time**"):

(a)   immediately prior to the closing of the sale of shares of Class A Common Stock (or other equity securities of the Corporation) to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation and in connection with such offering the shares of Class A Common Stock (or such other equity securities) are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors (a "**Qualified IPO**"); and

(b)   the date and time, or upon the occurrence of an event, specified by vote or written consent of the Requisite Holders.

5.2   **Procedural Requirements**. All holders of record of shares of Preferred Stock (or the applicable series thereof) shall be sent written notice of the Mandatory Conversion Time and

the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock being converted that holds such shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Class A Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted.

6. **Redemption**. Other than as set forth in Section 2.3.2(b), the Preferred Stock is not redeemable at the option of the holder.

7. **Redeemed or Otherwise Acquired Shares**. Unless approved by the Board of Directors and the Requisite Holders, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the number of shares designated as the applicable series of Preferred Stock) accordingly.

8. **Waiver**. Except as otherwise set forth herein or required by law, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders that would otherwise be required to amend such right, power, preference or other term; and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of such series that would otherwise be required to amend such right, power, preference or other term; *provided, however,* that if the waiver would affect more than one series in the same way, then such waiver may also be effected by the affirmative written consent or vote of the holders of at least a majority of the then outstanding shares of such similarly affected series of Preferred Stock, voting together as a single class.

9. **Notices**. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or elimination.

All references to an officer of the Corporation in this Article Ninth shall mean a person who is an officer of the Corporation for purposes of Section 102(b)(7) of the General Corporation Law.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase

the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Preferred Stock then outstanding will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of the Corporation, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

THIRTEENTH: If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

FOURTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Class A Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code).

Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

*   *   *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

(*signature page follows*)

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on February 23, 2026.

Signed by:

By: John Griffin

10746F8F4D2E43C...

Name: John Griffin

Title: Chief Executive Officer and President

Exhibit F

Bylaws

BYLAWS OF

ON YOUR SIX DISTILLERY, INC.

Adopted June 1, 2021

TABLE OF CONTENTS

BYLAWS

ARTICLE I — MEETINGS OF STOCKHOLDERS

1.1   *Place of Meetings*. Meetings of stockholders of On Your Six Distillery, Inc. (the "*Company*") shall be held at any place, within or outside the State of Delaware, determined by the Company's board of directors (the "*Board*"). The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the "*DGCL*"). In the absence of any such designation or determination, stockholders' meetings shall be held at the Company's principal executive office. The Board may cancel, postpone, or reschedule any previously scheduled meeting of stockholders at any time, before or after the notice for such meeting has been given to the stockholders.

1.2   *Annual Meeting*. Unless directors are elected by written consent in lieu of an annual meeting as permitted by Section 211(b) of the DGCL, an annual meeting of stockholders shall be held for the election of directors at such date and time as may be designated by resolution of the Board from time to time. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however,* that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. Any other proper business may be transacted at the annual meeting.

1.3   *Special Meeting*. A special meeting of the stockholders may be called at any time by the Board, Chairperson of the Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer).

If a special meeting of the stockholders has been called, the Company shall cause notice to be given to the stockholders entitled to vote at such meeting, in accordance with these bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders. Nothing contained in this paragraph of this **section 1.3** shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held or the business that may be transacted at such meeting.

1.4   *Notice of Stockholders' Meetings*. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting in the form of a writing or electronic transmission (as defined in **section 7.1** of these bylaws) shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

1.5   *Quorum*. Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of

stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, in the manner provided in **section 1.6** of these bylaws, until a quorum is present or represented.

1.6 *Adjourned Meeting; Notice*. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and **section 1.10** of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

1.7 *Conduct of Business*. The chairperson of any meeting of stockholders shall be designated by the Board; in the absence of such designation, the Chairperson of the Board, if any, or the Chief Executive Officer (in the absence of the Chairperson of the Board) or the President (in the absence of the Chairperson of the Board and the Chief Executive Officer), or in their absence any other executive officer of the Company, shall serve as chairperson of the stockholder meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business, and shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present.

1.8 *Voting*. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of **section 1.10** of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder as of the applicable record date which has voting power upon the matter in question. Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, *provided* that any such electronic transmission must either set forth or be submitted with

information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of the outstanding shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation or these bylaws.

1.9 *Stockholder Action by Consent Without a Meeting*. Unless otherwise provided in the certificate of incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

A consent must be set forth in writing or in an electronic transmission. No consent shall be effective to take the corporate action referred to therein unless consents signed by a sufficient number of holders to take action are delivered to the Company in the manner required by Section 228 of the DGCL within 60 days of the first date on which a consent is so delivered to the Company. Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made, if evidence of such instruction or provision is provided to the Company. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective. All references to a consent in this **section 1.9** mean a consent permitted by this **section 1.9**.

A consent permitted by this **section 1.9** shall be delivered (i) to the principal place of business of the Company; (ii) to an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded; (iii) to the registered office of the Company in the State of Delaware by hand or by certified or registered mail, return receipt requested; or (iv) subject to the next sentence, in accordance with Section 116 of the DGCL to an information processing system, if any, designated by the Company for receiving such consents. In the case of delivery pursuant to the foregoing clause (iv), such consent must set forth or be delivered with information that enables the Company to determine the date of delivery of such consent and the identity of the person giving such consent, and, if such consent is given by a person authorized to act for a stockholder as proxy, such consent must comply with the applicable provisions of Section 212(c)(2) and (3) of the DGCL. A consent may be documented and signed in accordance with Section 116 of the DGCL, and when so documented or signed shall be deemed to be in writing for purposes of the DGCL; *provided* that if such consent is delivered pursuant to clause (i), (ii) or (iii) of the first sentence of this paragraph, such consent must be reproduced and delivered in paper form.

In the event that the Board shall have instructed the officers of the Company to solicit the vote or consent of the stockholders of the Company, an electronic transmission of a stockholder consent given

pursuant to such solicitation, to be effective, must be delivered by electronic mail (as defined in **section 7.1** of these bylaws) or facsimile telecommunications to the Secretary or the President of the Company or to a person designated by the Company for receiving such consent, or delivered to an information processing system designated by the Company for receiving such consent.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall be given to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that consents signed by a sufficient number of holders to take the action were delivered to the Company as provided in Section 228 of the DGCL. In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the DGCL, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning any vote of stockholders, that consent has been given in accordance with Section 228 of the DGCL.

1.10 *Record Dates*. In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this **section 1.10** at the adjourned meeting.

In order that the Company may determine the stockholders entitled to consent to corporate action without a meeting in accordance with Section 228 of the DGCL, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board is required by law, shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with Section 228(d) of the DGCL. If no record date has been fixed by the Board and prior action by the Board is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action,

the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

1.11 *Proxies*. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting, or such stockholder's authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL, *provided* that such authorization shall set forth, or be delivered with information enabling the Company to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

1.12 *List of Stockholders Entitled to Vote*. The Company shall prepare, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; *provided, however,* if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, *provided* that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Company's principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

ARTICLE II — DIRECTORS

2.1 *Powers*. The business and affairs of the Company shall be managed by or under the direction of the Board, except as may be otherwise provided in the DGCL or the certificate of incorporation.

2.2 *Number of Directors*. The Board shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

2.3 *Election, Qualification and Term of Office of Directors*. Except as provided in **section 2.4** of these bylaws, and subject to **sections 1.2** and **1.9** of these bylaws, directors shall be elected

at each annual meeting of stockholders. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors. Each director shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal.

2.4 **_Resignation and Vacancies_**. Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(i) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 **_Place of Meetings; Meetings by Telephone_**. The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board, or any committee designated by the Board or any subcommittee, may participate in a meeting of

the Board, or any such committee or subcommittee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

2.6 ***Conduct of Business***. Meetings of the Board shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.7 ***Regular Meetings***. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

2.8 ***Special Meetings; Notice***. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or any two directors.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid; or

(iii) given by electronic transmission,

directed to each director at that director's address or telephone number, or by means of electronic transmission, as the case may be, as shown on the Company's records.

If the notice is delivered personally by hand, by courier, or by telephone, or given by means of electronic transmission, it shall be delivered, sent or otherwise directed to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company's principal executive office) nor the purpose of the meeting, to the fullest extent permitted by applicable law.

2.9 ***Quorum; Voting***. At all meetings of the Board, the presence of at least a majority of the directors in office from time to time shall constitute a quorum for the transaction of business; *provided* that in no case shall the presence of less than 1/3 of the total authorized directorships constitute a quorum. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

2.10   Board Action by Consent Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these bylaws, (i) any action required or permitted to be taken at any meeting of the Board, or of any committee or subcommittee thereof, may be taken without a meeting if all members of the Board or committee or subcommittee, as the case may be, consent thereto in writing or by electronic transmission; and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this **section 2.10** at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee or subcommittee thereof, in the same paper or electronic form as the minutes are maintained.

2.11   Fees and Compensation of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board shall have the authority to fix the compensation of directors.

2.12   Removal of Directors. Unless otherwise restricted by statute, the certificate of incorporation or these bylaws, any director or the entire Board may be removed, with or without cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

ARTICLE III — COMMITTEES

3.1   Committees of Directors. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval or (ii) adopt, amend or repeal any bylaw of the Company.

3.2   Committee Minutes. Each committee and subcommittee shall keep regular minutes of its meetings.

3.3   Meetings and Actions of Committees. A majority of the directors then serving on a committee or subcommittee shall constitute a quorum for the transaction of business by the committee or subcommittee, unless the certificate of incorporation, these bylaws, a resolution of the Board or a resolution of a committee that created the subcommittee requires a greater or lesser number, *provided* that in no case shall a quorum be less than 1/3 of the directors then serving on the committee or subcommittee. The vote of the majority of the members of a committee or subcommittee present at a meeting at which a quorum is present shall be the act of the committee or subcommittee, unless the certificate of

incorporation, these bylaws, a resolution of the Board or a resolution of a committee that created the subcommittee requires a greater number. Meetings and actions of committees and subcommittees shall otherwise be governed by, and held and taken in accordance with, the provisions of:

(i) **section 2.5** (Place of Meetings; Meetings by Telephone);

(ii) **section 2.7** (Regular Meetings);

(iii) **section 2.8** (Special Meetings; Notice);

(iv) **section 2.9** (Quorum; Voting);

(v) **section 2.10** (Board Action by Consent Without a Meeting); and

(vi) **section 7.4** (Waiver of Notice)

with such changes in the context of those bylaws as are necessary to substitute the committee or subcommittee and its members for the Board and its members. *However*:

(i) the time and place of regular meetings of committees or subcommittees may be determined either by resolution of the Board or by resolution of the committee or subcommittee;

(ii) special meetings of committees or subcommittees may also be called by resolution of the Board or the committee or subcommittee; and

(iii) notice of special meetings of committees and subcommittees shall also be given to all alternate members, as applicable, who shall have the right to attend all meetings of the committee or subcommittee. The Board, or, in the absence of any such action by the Board, the committee or subcommittee, may adopt rules for the government of any committee or subcommittee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

3.4 *Subcommittees*. Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE IV — OFFICERS

4.1 *Officers*. The officers of the Company shall be a President and a Secretary. The Company may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Executive Officer, one or more Vice Presidents, a Chief Financial Officer, a Treasurer, one or more Assistant Treasurers, one or more Assistant Secretaries and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

4.2 *Appointment of Officers*. The Board shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of **section 4.3** of these bylaws.

4.3 *Subordinate Officers*. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers as the business of the Company may require. Each of such officers shall hold office for such period, have such authority and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

4.4 *Removal and Resignation of Officers*. Any officer may be removed, either with or without cause, by the Board or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer upon whom such power of removal has been conferred by the Board or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof.

Any officer may resign at any time by giving notice, in writing or by electronic transmission, to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

4.5 *Vacancies in Offices*. Any vacancy occurring in any office of the Company shall be filled by the Board or as provided in **section 4.3** of these bylaws.

4.6 *Representation of Securities of Other Corporations or Entities*. Unless otherwise directed by the Board, the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President or any other person authorized by the Board, the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares or other securities or interests in, or issued by, any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of the Company, including the right to act by consent in lieu of a meeting. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

4.7 *Authority and Duties of Officers*. Except as otherwise provided in these bylaws, the officers of the Company shall have such powers and duties in the management of the Company as may be designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE V — INDEMNIFICATION

5.1 *Indemnification of Directors and Officers in Third Party Proceedings*. Subject to the other provisions of this **Article V**, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*") (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's

conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

5.2 ***Indemnification of Directors and Officers in Actions by or in the Right of the Company***. Subject to the other provisions of this **Article V**, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

5.3 ***Successful Defense***. To the extent that a present or former director or officer (for purposes of this **section 5.3** only, as such term is defined in Section 145(c)(1) of the DGCL) of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in **section 5.1** or **section 5.2** of these bylaws, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. The Company may indemnify any other person who is not a present or former director or officer of the Company against expenses (including attorneys' fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding described in **section 5.1** or **section 5.2**, or in defense of any claim, issue or matter therein.

5.4 ***Indemnification of Others***. Subject to the other provisions of this **Article V**, the Company shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law. The Board shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether employees or agents shall be indemnified.

5.5 ***Advanced Payment of Expenses***. Expenses (including attorneys' fees) actually and reasonably incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this **Article V** or the DGCL. Such expenses (including attorneys' fees) actually and reasonably incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to

these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in **section 5.6(ii)** or **5.6(iii)** of these bylaws prior to a determination that the person is not entitled to be indemnified by the Company.

       5.6   *Limitation on Indemnification*. Subject to the requirements in **section 5.3** of these bylaws and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this **Article V** in connection with any Proceeding (or any part of any Proceeding):

       (i)   for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

       (ii)   for an accounting or disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

       (iii)   for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the Securities Exchange Act of 1934, as amended (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "*Sarbanes-Oxley Act*"), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

       (iv)   initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (a) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (c) otherwise required to be made under **section 5.7** of these bylaws or (d) otherwise required by applicable law; or

       (v)   if prohibited by applicable law.

       5.7   *Determination; Claim*. If a claim for indemnification or advancement of expenses under this **Article V** is not paid by the Company or on its behalf within 90 days after receipt by the Company of a written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. To the extent not prohibited by law, the Company shall indemnify such person against all expenses actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this **Article V**, to the extent such person is successful in such action. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

       5.8   *Non-Exclusivity of Rights*. The indemnification and advancement of expenses provided by, or granted pursuant to, this **Article V** shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or

all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

5.9   **Insurance**. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

5.10   **Survival**. The rights to indemnification and advancement of expenses conferred by this **Article V** shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

5.11   **Effect of Repeal or Modification**. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

5.12   **Certain Definitions**. For purposes of this **Article V**, references to the "**Company**" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this **Article V** with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this **Article V**, references to "**other enterprises**" shall include employee benefit plans; references to "**fines**" shall include any excise taxes assessed on a person with respect to an employee benefit plan; references to "**serving at the request of the Company**" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "**not opposed to the best interests of the Company**" as referred to in this **Article V**.

ARTICLE VI — STOCK

6.1   **Stock Certificates; Partly Paid Shares**. The shares of the Company shall be represented by certificates, *provided* that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Unless otherwise provided by resolution of the Board, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any two officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose

facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 *Special Designation on Certificates*. If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; *provided* that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this **section 6.2** or Sections 156, 202(a), 218(a) or 364 of the DGCL or with respect to this **section 6.2** a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 *Lost Certificates*. Except as provided in this **section 6.3**, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 *Dividends*. The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5 *Stock Transfer Agreements*. The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.6 *Registered Stockholders*. The Company:

(i)   shall be entitled to treat the person registered on its books as the owner of any share or shares as the person exclusively entitled to receive dividends, vote, receive notifications and otherwise exercise all the rights and powers of an owner of such share or shares; and

(ii)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.7 *Transfers*. Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER

7.1 *Delivery of Notice; Notice by Electronic Transmission*.

(a)   Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under any provision of the DGCL, the certificate of incorporation or these bylaws may be given in writing directed to the stockholder's mailing address (or by electronic transmission directed to the stockholder's electronic mail address, as applicable) as it appears on the records of the Company and shall be given (i) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (ii) if delivered by courier service, the earlier of when the notice is received or left at such stockholder's address or (iii) if given by electronic mail, when directed to such stockholder's electronic mail address unless the stockholder has notified the Company in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by **section 7.1(e)** of these bylaws. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Company.

(b)   Without limiting the manner by which notice otherwise may be given effectively to stockholders, but subject to **section 7.1(e)** of these bylaws, any notice to stockholders given by the Company under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Company. The Company may give a notice by electronic mail in accordance with **section 7.1(a)** of these bylaws without obtaining the consent required by this **section 7.1(b)**.

(c)   Notice given pursuant to **section 7.1(b)** of these bylaws shall be deemed given:

(1)   if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(2)   if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(3)   if by any other form of electronic transmission, when directed to the stockholder.

(d)   For purposes of the DGCL, the certificate of incorporation and these bylaws, (i) "**electronic transmission**" means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process; (ii) "**electronic mail**" means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Company who is available to assist with accessing such files and information); and (iii) "**electronic mail address**" means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the "local part" of the address) and a reference to an internet domain (commonly referred to as the "domain part" of the address), whether or not displayed, to which electronic mail can be sent or delivered.

(e)   Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (i) the Company is unable to deliver by such electronic transmission two consecutive notices given by the Company and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Company or to the transfer agent, or other person responsible for the giving of notice; *provided, however,* the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

(f)   An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Company that notice has been given shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

(g)   No provision of this **section 7.1**, except for **subsections 7.1(a)(i), 7.1(d)(ii) and 7.1(d)(iii)**, shall apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.2   *Notice to Stockholders Sharing an Address*. Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

7.3   *Notice to Person with Whom Communication is Unlawful*. Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly

given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.4   *Waiver of Notice*. Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII — GENERAL MATTERS

8.1   *Fiscal Year*. The fiscal year of the Company shall be fixed by resolution of the Board and may be changed by the Board.

8.2   *Seal*. The Company may adopt a corporate seal, which shall be in such form as may be approved from time to time by the Board. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

8.3   *Annual Report*. The Company shall cause an annual report to be sent to the stockholders of the Company to the extent required by applicable law. If and so long as there are fewer than 100 holders of record of the Company's shares, the requirement of sending an annual report to the stockholders of the Company is expressly waived (to the extent permitted under applicable law).

8.4   *Construction; Definitions*. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "*person*" includes a corporation, any other entity and a natural person.

ARTICLE IX — AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote. However, the Company may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board.

ON YOUR SIX DISTILLERY, INC.

CERTIFICATE OF ADOPTION OF BYLAWS

The undersigned certifies that he or she is the duly elected, qualified and acting Secretary or Assistant Secretary of On Your Six Distillery, Inc., a Delaware corporation (the "***Company***"), and that the accompanying bylaws were adopted as the bylaws of the Company on June 1, 2021.

DocuSigned by:

72DBAEDB9AB14B7...

(*signature*)

John Griffin

(*print name*)

CEO

(*title*)

6/1/2021

(*date*)

Exhibit G

Financial Statements



Consolidated Financial Statements

On Your Six Distillery, Inc. and Subsidiaries

For the years ended December 31, 2025 and 2024

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
CONTENTS



sorren CPAs P.C.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
On Your Six Distillery, Inc. and Subsidiaries

We have reviewed the accompanying consolidated financial statements of On Your Six Distillery, Inc. and Subsidiaries, which are comprised of the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of On Your Six Distillery, Inc. and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sorren CPAs P.C.

Raleigh, North Carolina
April 29, 2026

2501 Atrium Drive, Suite 500 Raleigh, NC 27607
Ph: (336) 275-1686
sorren.com

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2025 and 2024

	2025	2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 135,244	$ 744,255
Accounts receivable:		
Trade, net	129,600	109,371
Other	25,000	-
Inventory	528,324	853,654
Prepaid expenses and other current assets	23,977	5,851
Total current assets	842,145	1,713,131
Property and Equipment:		
Office equipment	3,910	3,910
Equipment	7,650	-
Vehicles	48,000	-
	59,560	3,910
Less: accumulated depreciation	3,775	446
	55,785	3,464
	$ 897,930	$ 1,716,595
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Inventory financing liability	$ 89,914	$ -
Current portion of convertible notes	1,325,000	-
Accounts payable:		
Trade	275,343	27,771
Accrued expenses	160,099	33,629
Total current liabilities	1,850,356	61,400
Long-Term Liabilities:		
Notes payable:		
Convertible notes	1,190,000	-
Related party	2,493	2,493
	1,192,493	2,493
Stockholders' Equity:		
Preferred stock:		
Series seed preferred stock, $0.00001 par value, 1,384,263 shares designated, 1,384,263 issued and outstanding as of December 31, 2025 and 2024	14	14
Series A preferred stock, $0.00001 par value, 2,953,330 shares designated, 2,953,330 issued and outstanding as of December 31, 2025 and 2024	30	30
Common stock:		
Common stock, $0.00001 par value, 17,600,000 shares authorized, 9,873,561 and 10,248,561 issued and outstanding as of December 31, 2025 and 2024, respectively	98	102
Additional paid-in capital	3,919,619	3,883,642
Accumulated deficit	(6,064,680)	(2,231,086)
	(2,144,919)	1,652,702
	$ 897,930	$ 1,716,595

See independent accountant's review report.
See accompanying notes to consolidated financial statements.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2025 and 2024

	2025	2024
Sales	$ 944,509	$ 274,979
Cost of sales	935,988	268,599
Gross profit	8,521	6,380
Operating expenses:		
General and administrative	3,743,178	1,630,471
Interest expense	98,937	-
Net loss	$ (3,833,594)	$ (1,624,091)

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
Balance as of January 1, 2024	-	$ -	10,675,000	$ 106	$ 218	$ (606,995)	$ (606,671)
Repurchase of common stock			(476,439)	(5)			(5)
Stock-based compensation					8,472		8,472
Warrants exercised			50,000	1	4		5
Net loss						(1,624,091)	(1,624,091)
Issuance of Series A preferred stock	2,756,442	28			2,549,964		2,549,992
Conversion of SAFE agreements to preferred stock	1,581,151	16			1,324,984		1,325,000
Balance as of December 31, 2024	4,337,593	44	10,248,561	102	3,883,642	(2,231,086)	1,652,702
Repurchase of common stock			(375,000)	(4)			(4)
Stock-based compensation					35,977		35,977
Net loss						(3,833,594)	(3,833,594)
Balance as of December 31, 2025	4,337,593	$ 44	9,873,561	$ 98	$ 3,919,619	$ (6,064,680)	$ (2,144,919)

See independent accountant's review report.
See accompanying notes to consolidated financial statements.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities:		
Net loss	$ (3,833,594)	$ (1,624,091)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	3,329	446
Bad debt expense	-	18,886
Stock-based compensation	35,977	8,472
Amortization of deferred financing fees	166	-
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable - trade	(20,229)	(128,257)
Accounts receivable - other	(25,000)	-
Inventory	325,330	(398,552)
Prepaid expenses and other current assets	(18,126)	(5,851)
Increase (decrease) in:		
Accounts payable - trade	247,572	(52,835)
Accrued expenses	126,470	29,779
Net cash used in operating activities	(3,158,105)	(2,152,003)
Cash flows from investing activities:		
Purchases of property and equipment	(55,650)	(3,910)
Net cash used in investing activities	(55,650)	(3,910)
Cash flows from financing activities:		
Proceeds from issuance of convertible notes	2,515,000	-
Proceeds from note payable - related party	-	248
Proceeds from inventory financing liability	92,792	-
Payments on repurchase on common stock	(4)	(5)
Payment of financing fees	(3,044)	-
Proceeds from issuance of convertible SAFE agreements	-	200,000
Proceeds from issuance of stock	-	2,549,992
Net cash provided by financing activities	2,604,744	2,750,235
Net (decrease) increase in cash and cash equivalents	(609,011)	594,322
Cash and cash equivalents, at beginning of year	744,255	149,933
Cash and cash equivalents, at end of year	$ 135,244	$ 744,255
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 2,798	$ -
Supplemental disclosure of non-cash information:		
Conversion of SAFE agreements to preferred stock	$ -	$ 1,325,000
Conversion of warrants to common stock	$ -	$ 5

See independent accountant's review report.
See accompanying notes to consolidated financial statements.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Company's Activities:

On Your Six Distillery, Inc. ("On Your Six") and Subsidiaries (collectively, the "Company"), was formed in the state of Delaware on June 1, 2021. The accompanying consolidated financial statements include the accounts of On Your Six, and its wholly-owned subsidiaries On Your Six Distillery CF Investors SPV, LLC ("On Your Six SPV") and Big Hummer, LLC ("Big Hummer").

On Your Six produces and sells bourbon and other merchandise. On Your Six has products available in stores and by direct shipment in multiple states throughout the U.S.

On Your Six SPV was formed on November 7, 2025, in the state of Delaware. On Your Six SPV is a Delaware-based special purpose vehicle (“SPV”) formed to serve as a crowdfunding investment entity under Regulation Crowdfunding. On Your Six SPV's sole purpose is to acquire, hold, and dispose of securities issued by On Your Six. On Your Six SPV is managed by On Your Six and operates as a pass-through entity, distributing any proceeds, dividends, or liquidation events directly to its members.

Big Hummer was formed on October 8, 2025, in the state of Nevada. Big Hummer was formed to acquire, hold, and lease vehicles to On Your Six.

Principles of Consolidation:

The December 31, 2025 consolidated financial statements of On Your Six are consolidated and presented with the financial statements of On Your Six SPV and Big Hummer. All significant intercompany transactions and account balances have been eliminated in consolidation. As On Your Six SPV and Big Hummer were formed in 2025, amounts included on the consolidated financial statements as of and for the year ended December 31, 2024 are related solely to On Your Six.

Basis of Presentation:

The accounting and reporting policies of the Company conform with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The Company maintains its accounts using the accrual basis of accounting. Under the accrual basis of accounting, revenues are recognized when earned and expenses are recognized when incurred.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies (continued)

Estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the consolidated financial statements. Accordingly, actual results could differ from those estimates.

The most significant estimates included in the preparation of the consolidated financial statements are related to the useful lives of fixed assets, assumptions used to calculate stock-based compensation, and the valuing of inventory. The Company bases its estimates on historical experience and on other various assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Fair Value of Financial Instruments:

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables, inventory, prepaid expenses, other assets, accounts payable, accrued expenses, convertible SAFE agreements, warrants, and notes payable, approximate their fair values as of December 31, 2025 and 2024.

Cash and Cash Equivalents:

The Company considers cash accounts and securities with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable:

The Company maintains an allowance for expected credit losses. Management estimates the allowance based on historical losses experienced, current conditions, and reasonable and supportable forecasts regarding collectability. Changes in the allowance are charged to the period in which management determines the change to be necessary. The determination of the adequacy of the allowance for credit losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions.

When management determines that a receivable is uncollectible, the balance is removed from the receivables balance and is charged against the allowance. Subsequent recoveries of amounts previously written off are credited directly to operations. The Company did not have an allowance for expected credit losses as of December 31, 2025. As of December 31, 2024, the Company's allowance for expected credit losses was $18,886.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies (continued)

Inventory:

Inventory consists of bourbon and other merchandise and is stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is recorded using the straight-line method based on the following estimated useful lives:

Office equipment	3 years
Equipment	3 years
Vehicles	5 years

The cost of retired or disposed equipment and the related accumulated depreciation are eliminated from the accounts, with the resulting gains or losses included in other income (expense).

Maintenance and repairs are charged to operating expenses when incurred, while the costs of additions are capitalized.

Leases:

The Company accounts for its leasing arrangements under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 842, *Leases* ("ASC 842"). The Company assesses whether an arrangement qualifies as a lease under ASC 842 (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed.

ASC 842 requires lessees to recognize a right-of-use asset and a corresponding lease liability for leases. When measuring right-of-use assets and lease liabilities arising from a lease, the Company includes payments to be made in optional periods and optional payments to purchase the underlying asset if the Company is reasonably certain to exercise the options.

The Company made several key accounting policy elections upon adoption of ASC 842 including:

- The Company will not recognize right-of-use assets and lease liabilities for short-term leases and instead record them in a manner similar to operating leases under ASC 840, *Leases*. A short-term lease is one with a maximum lease term of 12 months or less and does not include a purchase option or renewal option the lessee is reasonably certain to exercise.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies (continued)

Deferred Financing Fees:

Deferred financing fees represent the costs of financing the long-term debt and are amortized on a straight-line basis over the term of the financing. Deferred financing fees are presented as a reduction to long-term debt on the accompanying consolidated balance sheets, with amortization of the fees included in interest expense on the accompanying consolidated statements of operations.

Convertible Notes Payable:

During 2025, the Company entered into convertible note agreements in which the notes may be converted into a variable number of shares of preferred stock. In accordance with ASC 480, *Distinguishing Liabilities from Equity*, the Company determines the classification of the variable share conversion feature of the notes. The variable share settlement feature on the convertible notes is considered to be a liability as the monetary value of the obligation is based on a fixed monetary amount known at inception.

The liability for the convertible notes payable is recorded based on the estimated fair value of the obligation, not to exceed the proceeds received from the notes.

Refer to Note 9 for additional details.

Convertible SAFE Agreements and Warrants:

Prior to and during the year ended December 31, 2024, the Company entered into convertible simple agreement for future equity ("SAFE") agreements in which the SAFE agreements may be converted into a variable number of shares of preferred stock. In accordance with ASC 480, *Distinguishing Liabilities from Equity*, the Company determines the classification of the variable share conversion feature of the agreements. The variable share settlement feature on the convertible agreements is considered to be a liability as the monetary value of the obligation is based on a fixed monetary amount known at inception.

In connection with the convertible agreements, the Company also entered into common warrant purchase agreements. The Company determines the classification of the warrant obligation in accordance with ASC 815, *Derivatives and Hedging*. The warrant obligations are considered to be equity as the obligations are considered to be indexed to the Company's own equity.

The convertible agreements and warrants were converted into preferred and common equity shares during the year ended December 31, 2024. The gains and losses on conversion are insignificant to the consolidated financial statements.

Refer to Notes 10 and 12 for additional details.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition:

The Company's revenue consists of sales of bourbon and other merchandise. The Company recognizes revenue on the sale of its products upon customer acceptance of the delivered product. The amount of revenue recognized is based on agreed terms included in the purchase order.

Marketing Expenses:

The Company expenses marketing costs as they are incurred. During the years ended December 31, 2025 and 2024, the Company incurred $1,627,515 and $580,956 of expenses related to marketing, respectively.

Stock-Based Compensation Expense and Assumptions:

The Company adopted the fair value method of accounting for stock-based compensation which requires all such compensation to employees, including grants of employee stock options, to be recognized in the consolidated statements of operations based on its fair value at the measurement date (generally the grant date). The expense associated with stock-based compensation is recognized on a straight-line basis over the service period of each award. For stock-based compensation granted to non-employees, the measurement date is generally considered to be the date when all services have been rendered or the date that options are fully vested.

Determining the appropriate fair value model and the related assumptions requires judgment. The fair value of each option is estimated using a Black-Scholes option-pricing model on the date of grant using the following assumptions during the years ended December 31:

	2025	2024
Estimated dividend yield	0%	0%
Expected stock price volatility	43.71%	39.52%
Risk-free interest rate	4.30%	4.33%
Expected life of option (in years)	5.83	5.82
Weighted-average fair value per share	$0.08	$0.08

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies (continued)

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that vested options are expected to be outstanding. The Company does not have a sufficient history of stock option exercises to estimate the expected term of employee stock options and thus continues to calculate expected life based on the mid-point between the vesting date and the contractual term which is in accordance with the simplified method.

During the years ended December 31, 2025 and 2024, the Company recorded $35,977 and $8,472, respectively, in stock-based compensation expense, which is included in general and administrative expenses on the accompanying consolidated statements of operations.

Income Taxes:

The Company recognizes an asset or liability for the deferred income tax consequences of temporary differences between the tax basis of assets or liabilities and their reported amounts in the consolidated financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are reviewed for recoverability and valuation allowances are provided as necessary.

The Company files income tax returns in the U.S. federal jurisdiction and Delaware state jurisdiction. The statute of limitations for returns filed within these jurisdictions is generally three years after the return is due or filed, whichever is later. As of December 31, 2025, the Company's income tax returns for its 2022 through 2024 tax years remain subject to examination by tax authorities.

Uncertain Tax Positions:

The Company evaluates all significant tax positions in accordance with FASB ASC 740-10. The Company recognizes the consolidated financial statement effects of an uncertain income tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company accrues for other tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated.

As of December 31, 2025 and 2024, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability, nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies (continued)

Reclassifications:

Certain amounts in the accompanying December 31, 2024 consolidated financial statements have been reclassified to conform with the December 31, 2025 presentation with no effect on previously reported net loss.

2. Concentration of Credit Risk

The Company maintains cash balances at a financial institution which is insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2025 and 2024, the Company's uninsured cash balances were $36,444 and $493,739, respectively.

3. Inventory

Inventory consisted of the following as of December 31:

	2025	2024
Finished goods	$ 196,292	$ 768,224
Raw materials	332,032	85,430
	$ 528,324	$ 853,654

4. Customer Concentrations

The Company had three major customers for the year ended December 31, 2025. Revenues earned and receivables from these customers were as follows:

	Revenues	Percentage of Revenues	Receivables	Percentage of Receivables
Customer A	$ 306,429	32%	$ 77,038	59%
Customer B	132,251	14%	4,336	3%
Customer C	100,665	11%	5,625	4%
	$ 539,345	57%	$ 86,999	66%

The Company had four major customers for the year ended December 31, 2024. Revenues earned and receivables from these customers were as follows:

	Revenues	Percentage of Revenues	Receivables	Percentage of Receivables
Customer A	$ 55,308	20%	$ 47,388	43%
Customer B	46,466	17%	4,795	4%
Customer D	60,736	22%	1,440	1%
Customer E	31,680	12%	-	0%
	$ 194,190	71%	$ 53,623	48%

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Accounts Receivable, Contract Assets, and Contract Liabilities

Contract balances, as of the beginning and end of the reporting periods, were as follows:

	December 31, 2025	December 31, 2024	January 1, 2024
Trade receivable, net	$ 129,600	$ 109,371	$ -

The Company had no contract assets or contract liabilities as of December 31, 2025, December 31, 2024, or January 1, 2024.

6. Leasing Arrangements

The Company leases office, storage, and warehouse space on a month-to-month basis from unrelated third parties and has elected to recognize the leases as cost of sales and general and administrative expenses on a monthly basis. Short-term lease expense related to these leases was $124,167 and $81,381 for the years ended December 31, 2025 and 2024, respectively.

7. Deferred Financing Fees:

During the year ended December 31, 2025, the Company incurred financing fees of $3,044 in connection with the inventory financing agreement discussed in Note 8. Amortization of deferred financing fees totaled $166 for the year ended December 31, 2025, and was included in interest expense on the accompanying consolidated statements of operations.

8. Inventory Financing Agreement

In September 2025, the Company entered into an inventory financing agreement with an unrelated third-party in an effort to obtain fixed pricing of inventory for the foreseeable future. Under the terms of the agreement, the Company is able to purchase barrels of whiskey, paying 30% of the total cost up front to the lender. The lender will purchase the barrels directly from vendors on the Company's behalf, and store them for aging. The Company is able to purchase the barrels from the lender at a fixed rate specified in the agreement at any time until the agreement is terminated.

At December 31, 2025, the outstanding balance related to the agreement was $89,914, net of deferred financing fees. Inventory held as collateral was valued at $131,804 as of December 31, 2025. As the Company intends to purchase all barrels from the lender during 2026, the full balance is included in current liabilities on the accompanying consolidated balance sheets.

9. Convertible Notes Payable

During 2025, the Company entered into a series of convertible promissory note agreements (the "2025 Notes") with a group of third-party purchasers. The total proceeds from the 2025 Notes was $2,515,000.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Convertible Notes Payable (continued)

The 2025 Notes bear interest at a rate of 9% per annum with all accrued but unpaid interest due on various maturity dates through June 2027. The 2025 Notes contain terms that will be repaid immediately out of proceeds upon the closing of the next equity financing, not be be less than $1,000,000, or converted to shares of equity securities issued in the next equity financing. The 2025 Notes held to or past maturity provide the option to be converted into shares of preferred stock at the request of the third-party purchaser. The number of shares to be issued upon conversion is determined based on the amount of principal and unpaid interest of the 2025 Notes and the purchase price per share of the respective equity class. Interest expense related to the 2025 Notes was $95,973 during the year ended December 31, 2025.

The outstanding debt balance related to the 2025 Notes as of December 31, 2025 is $2,515,000, of which $1,325,000 is presented as a current liability on the accompanying consolidated balance sheets, with maturity dates occurring in 2026.

Long-term debt is reported at fair value on the accompanying consolidated balance sheets. There was no material change to the fair value from the date of issuance to December 31, 2025.

10. Convertible SAFE Agreements and Warrants

Prior to 2024, the Company entered into Convertible SAFE Agreements for preferred stock with a group of third-party purchasers. Total proceeds of $200,000 were received prior to 2024 (the "Tranche 1 Proceeds"). The Convertible SAFE Agreements, which allow holders to acquire a number of shares of preferred stock determined by the purchase amount divided by the discount price outlined in the Convertible SAFE Agreements, automatically converts upon the initial closing of equity financing.

Also prior to 2024, additional Convertible SAFE Agreements were entered into with a group of third-party purchasers for an additional $925,000 (the "Tranche 2 Proceeds"). Additionally, the Company entered into Warrant Purchase Agreements for common stock with a group of third-party purchasers for a total of $25. A portion of these Warrant Purchase Agreements were immediately exercised at $0.0008 per share.

During 2024, additional Convertible SAFE Agreements were entered into with a group of third-party purchasers for an additional $200,000 (the "Tranche 3 Proceeds"). The Convertible SAFE Agreements, which allow holders to acquire a number of shares of preferred stock determined by the purchase amount divided by the discount price outlined in the Convertible SAFE Agreements, automatically converts upon the initial closing of equity financing.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Convertible SAFE Agreements and Warrants (continued)

The Tranche 1 Proceeds, Tranche 2 Proceeds, and Tranche 3 Proceeds totaled $1,325,000. The Company allocated the full amount of this to the Convertible SAFE Agreements, which were reported as a liability on the date of issuance in accordance with ASC 480, *Distinguishing Liabilities from Equity*. As of December 31, 2024, there was no remaining liability associated with the Convertible SAFE Agreements.

Upon completion of a qualified financing, the Convertible SAFE Agreements were to be automatically converted into shares of preferred stock prior to December 31, 2024. On April 12, 2024, the Company completed the initial closing of the Series A Preferred Stock Financing, and the Convertible SAFE Agreements converted into shares of Series Seed or Series A preferred stock as part of this transaction. Additionally, the remaining Warrant Purchase Agreements were exercised at $0.0001 per share during 2024.

Refer to Note 12 for more details.

11. Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of inputs used to measure fair values are as follows:

Level 1 Fair Value Measurements:

Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Fair Value Measurements:

Fair values are based on inputs other than quoted prices included within Level 1 that are observable for valuing the asset or liability, either directly or indirectly. Observable inputs include quoted prices for similar assets or liabilities in active or non-active markets. Level 2 inputs may also include insignificant adjustments to market observable inputs.

Level 3 Fair Value Measurements:

Fair values are based on inputs other than quoted prices included within Level 1 that are unobservable and significant to the fair value measurements.

The Company uses appropriate valuation techniques based on the available inputs to measure fair value. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Fair Value Measurements (continued)

Liabilities measured at fair value as of December 31, 2025 are below:

| | | Fair Value Measurements Using: | | |
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:				
Convertible notes payable	$ 2,515,000	$ -	$ -	$ 2,515,000

There were no liabilities measured at fair value as of December 31, 2024.

The following table summarizes the convertible SAFE agreements and warrants activity, which are considered equities measured using level 3 fair value measurements:

	Convertible SAFE Agreements	Warrants
Outstanding as of January 1, 2024	$ 1,125,000	$ 5
Proceeds	200,000	-
Conversion into common stock	-	(5)
Conversion into preferred stock	(1,325,000)	-
Outstanding as of December 31, 2024	$ -	$ -

There were no SAFE Agreements or warrants activity during the year ended December 31, 2025.

The Company determines fair value measurement valuation policies and procedures for Level 3 assets and liabilities. At least annually, the Company assesses whether the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and third-party information. There were no changes in the valuation techniques used during the years ended December 31, 2025 and 2024.

The fair value of the 2025 Notes did not fluctuate in fair value between their issuance and December 31, 2025. Significant unobservable inputs used in the Company's fair value measurement valuation of the debt include the use of a valuation multiple applied to certain financial results of the Company to arrive at an approximate fair market value of the Company's equity as of December 31, 2025, as well as the probability of certain financing arrangements occurring which would impact the value of the shares of stock the 2025 Notes would convert into.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Stockholders' Equity

As of December 31, 2025:

Preferred Stock:

Authorized Shares:

Series Seed	1,384,263
Series A	2,953,330
Common stock	17,600,000

Issued Shares:

		Original Issue Price Per Share
Series Seed	1,384,263	$ 0.81270
Series A	2,953,330	$ 1.01580
Common stock	9,873,561	$ 0.00001
	14,211,154	

As of December 31, 2024:

Preferred Stock:

Authorized Shares:

Series Seed	1,384,263
Series A	2,953,330
Common stock	17,600,000

Issued Shares:

		Original Issue Price Per Share
Series Seed	1,384,263	$ 0.81270
Series A	2,953,330	$ 1.01580
Common stock	10,248,561	$ 0.00001
	14,586,154	

Series A Preferred Stock Financing and Conversion of Preferred Equity:

On April 12, 2024, the Company sold 2,756,442 shares of Series A preferred stock at a purchase price of $1.0158 per share, for a total purchase price of $2,549,992, net of legal fees. As part of this transaction, all SAFEs were converted to shares of Series A preferred stock or Series Seed preferred stock based on the terms of the transaction. Therefore, 196,888 and 1,384,263 shares of Series A and Series Seed preferred stock, respectively, resulted from the conversion of previously existing SAFEs.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Stockholders' Equity (continued)

Voting:

Each share of common stock is entitled to one vote. The holders of preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends:

The holders of preferred stock are entitled to receive noncumulative cash dividends at a rate of 6% per annum of purchase price per share in preference to common stock when and if declared by the Board of Directors and out of funds legally available. Any dividends in excess of preference will be paid to the common stock holders. As of December 31, 2025 and 2024, no dividends have been declared or paid by the Company.

Liquidation Preference and Conversion:

In the event of any liquidation or winding up of the Company, the holders of Series A and Series Seed preferred stock shall receive, in preference to the holders of common stock an amount equal to (i) the original purchase price per share, plus all dividends declared but unpaid thereon, or (ii) the amount per share as would have been payable had all preferred stock converted into common stock.

In the event of any liquidation or winding up of the Company, following the payment of the above preferential payments to holders of preferred stock, the remaining assets of the Company available for distribution shall be distributed among the holders of common stock pro rata based on the number of shares held by such holder.

Preferred stockholders have the option to convert their shares to common stock in accordance with the provisions of the amended and restated certificate of incorporation.

Warrants:

As of December 31, 2025 and 2024, the Company had no outstanding warrants to purchase shares of common stock.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Stockholders' Equity (continued)

During the year ended December 31, 2024, 50,000 common stock warrants were exercised for $5, which is included in additional paid-in capital in the accompanying consolidated statements of changes in stockholders' equity.

13. Stock Option Plan

During 2022, the Company adopted the On Your Six Distillery, Inc. 2021 Equity Incentive Plan (the "Plan"). The Plan was first amended on April 23, 2023, to allow the ability to early exercise by entering into a restricted stock purchase agreement for any unvested shares. During 2024, the Plan was twice amended, each time to increase the number of shares reserved for issuance under the Plan. As of December 31, 2025, a maximum of 2,375,060 shares of Common Stock can be issued under the Plan.

The Board of Directors has the discretion to grant stock options or may delegate that authority. The Plan permits the granting of incentive stock options and nonqualified stock options. Incentive stock options can only be granted to employees of the Company.

The exercise price of all options shall be determined by the Board of Directors, provided that the exercise price is not less than the estimated fair value of the Company's stock on the date of the grant. Stock options have a maximum term of ten years. The stock options vest based on the terms in the stock option agreement.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Stock Option Plan (continued)

The following summarizes the stock option activity for the years ended December 31, 2025 and 2024:

	Number of Shares	Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Balance as of Jan 1, 2024	-	-	-
Granted	1,084,000	0.17	
Balance as of Dec. 31, 2024	1,084,000	0.17	9.87
Options vested and expected to vest as of Dec. 31, 2024	1,084,000	0.17	9.87
Options exercisable as of Dec. 31, 2024	1,084,000	0.17	9.87
Balance as of Jan 1, 2025	1,084,000	0.17	9.87
Granted	350,000	0.18	
Balance as of Dec. 31, 2025	1,434,000	0.17	8.96
Options vested and expected to vest as of Dec. 31, 2025	1,434,000	0.17	8.96
Options exercisable as of Dec. 31, 2025	1,409,000	0.17	8.94

As of December 31, 2025, there were 1,016,051 unvested options outstanding. Total compensation cost related to unvested options as of December 31, 2025 was $67,682. The Company expects that unrecognized compensation cost related to unvested options as of December 31, 2025 will be recognized over a weighted-average term of 2.30 years. As of December 31, 2024 there were 1,142,860 unvested options outstanding. Total compensation cost related to unvested options as of December 31, 2024 was $72,298. The Company expects that unrecognized compensation cost related to unvested options as of December 31, 2024 will be recognized over a weighted-average 3.01 years.

The Company does not have publicly traded equity. Accordingly, the Company has not presented intrinsic value information for stock options.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Income Taxes

There is no provision for federal or state income taxes as the Company has incurred operating losses since inception.

Net deferred tax assets were as follows as of December 31:

	2025	2024
Federal	$ 1,492,881	$ 660,938
State	618,479	273,817
Total deferred tax asset	2,111,360	934,755
Less: Valuation allowance	(2,111,360)	(934,755)
Net deferred tax asset	$ -	$ -

The deferred tax assets primarily result from federal and state net operating loss carryforwards. As of December 31, 2025 and 2024, the Company estimated federal net operating loss carryforwards of $7,108,955 and $3,181,793, respectively, that can be carried forward indefinitely to offset future income. The Company also estimated Delaware net economic loss carryforwards of $7,108,955 and $3,181,793, respectively, that can be carried forward indefinitely to offset future income.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Management has evaluated the need for a valuation allowance for deferred tax assets, considering the reversal of temporary differences and the ability to carry back losses, and believes that certain deferred taxes will not likely be realized through the reversal of existing taxable temporary differences and future taxable income. Accordingly, the Company had a full valuation allowance of $2,111,360 and $934,755 as of December 31, 2025 and 2024, respectively.

15. Liquidity and Management's Plans

The consolidated financial statements were prepared on a going concern basis which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has experienced net losses from operations since inception. During the years ended December 31, 2025 and 2024, the Company had a net loss of $3,833,594 and $1,624,091, respectively, and negative cash flows from operations of $3,158,106 and $2,152,003, respectively.

Whether and when the Company can attain profitability from operations is uncertain. The Company's operations have primarily been funded by capital raising efforts. Future funding is expected to be provided by these stockholders and other accredited investors as well as additional sales of the Company's products. There can be no assurance that the Company will be successful in accomplishing its strategies or objectives.

ON YOUR SIX DISTILLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Liquidity and Management's Plans (continued)

The ability of the Company to continue as a going concern is dependent upon the success of the above actions. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company is continuing its efforts to raise additional financing. The Company's existing investors are supporting these efforts, including determining whether to directly invest more capital in the Company. No additional investment has been made through April 29, 2026, other than discussed in Note 17.

16. Related Party Transactions

The Company has an unsecured loan from an officer of the Company. As of December 31, 2025 and 2024, the balance of the loan totaled $2,493. There are no terms for the loan. Accordingly, the entire balance of the loan is included in long term liabilities as a related party note payable as of December 31, 2025 and 2024. Subsequent to year end, the loan was converted to a convertible note payable. See Note 17.

During 2025, the Company entered into convertible note agreements discussed in Note 9 with various board members. As of December 31, 2025, the balance of these loans was $775,000. There were no convertible note agreements with board members as of December 31, 2024.

The Company had convertible SAFE agreements and warrants discussed in Note 10 with various board members. During 2024, $475,000 of convertible SAFE agreements were converted to 338,375 shares of Series Seed preferred stock and 196,888 shares of Series A preferred stock by board members. Additionally during 2024, 50,000 common stock warrants were exercised for $5 by board members. There was no convertible SAFE or warrant activity with board members during 2025.

17. Subsequent Events

Management has evaluated subsequent events through April 29, 2026, the date which the consolidated financial statements were available to be issued.

In February 2026, the Company launched a Regulation Crowdfunding campaign to accelerate its national retail expansion and scale production. The Company raised $224,831 through April 2026.

In April 2026, the Company converted a loan from an officer into a convertible note agreement.

Through April 2026, the Company entered into additional convertible note agreements with third-party purchasers. Total proceeds of $570,000 were received in exchange for the additional convertible note agreements.

No additional significant subsequent events have been noted by management.







Financial Statements

On Your Six Distillery CF Investors SPV, LLC

For the period ended December 31, 2025

ON YOUR SIX DISTILLERY CF INVESTORS SPV, LLC
CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
On Your Six Distillery CF Investors SPV, LLC

We have reviewed the accompanying financial statements of On Your Six Distillery CF Investors SPV, LLC, which are comprised of the balance sheet as of December 31, 2025 and the related statements of operations, changes in members' equity, and cash flows for the period then ended, and the related notes to financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of On Your Six Distillery CF Investors SPV, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Sorren CPAs P.C.

Raleigh, North Carolina
April 30, 2026

ON YOUR SIX DISTILLERY CF INVESTORS SPV, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2025

ASSETS
Current Assets:
Cash $ -
Total Current Assets   -

Total Assets $ -

LIABILITIES AND MEMBER'S EQUITY

Total Liabilities $ -

MEMBERS' EQUITY
Members' Equity   -
Total Members' Equity   -

Total Liabilities and Members' Equity $ -

See independent accountant's review report.
See accompanying notes to financial statements.

ON YOUR SIX DISTILLERY CF INVESTORS SPV, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 2025

Net Revenue	$	-
Cost of Goods Sold		-
Gross Profit		-
Operating Expenses:		
General and Administrative		-
Total Operating Expenses		-
Operating Income/(Loss)	$	-

See independent accountant's review report.
See accompanying notes to financial statements.

ON YOUR SIX DISTILLERY CF INVESTORS SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2025

	Members' Equity
As of Inception - November 7, 2025	$ -
Net Income/(Loss)	-
Balance - December 31, 2025	$ -

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided By /(Used In) Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By /(Used In) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By /(Used In) Financing Activities	-
Change In Cash	$ -
Cash—Beginning Of The Period	-
Cash—End Of The Period	$ -

ON YOUR SIX DISTILLERY CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 2025

1. NATURE OF OPERATIONS

On Your Six Distillery CF Investors SPV, LLC (the "Company") was formed on November 7, 2025, in the state of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, Delaware.

The Company is a Delaware-based special purpose vehicle ("SPV") formed to serve as a crowdfunding investment entity under Regulation Crowdfunding. The Company's sole purpose is to acquire, hold, and dispose of securities issued by On Your Six Distillery, Inc. The SPV is managed by On Your Six Distillery, Inc. and operates as a pass-through entity, distributing any proceeds, dividends, or liquidation events directly to its members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to U.S. GAAP. The Company maintains its accounts using the accrual basis of accounting. Under the accrual basis of accounting, revenues are recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes; therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

ON YOUR SIX DISTILLERY CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 2025

Related Party Transactions

The Company's policy is to identify and disclose all related party transactions in accordance with Financial Accounting Standards Board Accounting Standards Codification 850. Related parties include members, managers, affiliates, entities under common control, and close family members of key personnel. All related party transactions are required to be conducted at terms that are considered to approximate arm's length, and significant arrangements must be reviewed and approved by management or the governing board. The Company maintains a register of related parties, which is reviewed periodically, and documentation supporting any such transactions is preserved. Related party transactions, if any, are disclosed in the accompanying financial statements to ensure transparency and compliance with applicable accounting standards.

3. MEMBERS' EQUITY

The Company did not issue any membership units as of December 31, 2025.

4. DEBT

The company has no debt outstanding as of December 31, 2025.

5. RELATED PARTY

As of December 31, 2025, there are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As on the date the financial statements were issued, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

ON YOUR SIX DISTILLERY CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 2025

7. GOING CONCERN

The Company has recently commenced operations and will incur costs for its fundraising efforts to achieve sustainable operations. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt, and/or equity financing as deemed necessary. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of investment in operating company, which may harm the operations, financial condition, and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 30, 2026, the date which the financial statements were available to be issued.

In February 2026, the Company launched a Regulation Crowdfunding campaign to accelerate its national retail expansion and scale production. The Company raised $224,831 through April 2026.

No additional significant events have been noted by management.

Exhibit H

Video Transcript

Word count: 346

CAMPAIGN VIDEO

OY6 Bourbon Pitch Video

Audio	Video
VO: Walk into any liquor store today, and what do you see? Shelves stacked with celebrity bottles — faces selling spirits they've never even tasted. Consumers are fed up. But there's one bourbon brand doing things differently — and generating buzz.	[Source](#)
On Your 6 Bourbon was founded by the U.S. Veterans Mike Nicosia and Dan Marshall, who were inspired by the everyday heroes who cared for their families during extended periods of deployment.	Show founders
The teachers, nurses, first responders, firefighters, police officers, and fellow military service members and Veterans who were on *their* 6 — and had their back through life's toughest challenges.	Images/footage of the everyday heroes
In just a few short years, On Your 6 has built a loyal national following and earned shelf space faster than most brands dream possible. This isn't a marketing gimmick. It's a mission…backed by authentic roots, award-winning bourbon, and cutting-edge NFC tech that turns every bottle into a tribute dedicated to real stories of everyday heroism.	Show images of the team, show the product and the NFC tech in action.

OY6 Bourbon Pitch Video

Audio	Video
And the results speak for themselves... ==On Your 6 has grown 417% year over year — and is on track to sell 25,000 6-pack cases by 2026.== Our award-winning bourbon has secured national distribution through Southern Glazer's Wine & Spirits—the largest wine and spirits distributor in the U.S.— placement in Caesars Entertainment venues nationwide, and rollout at 170+ Kroger stores. This traction is unheard of for a new bourbon brand.	Show awards: Gold at the European Spirits Challenge Silver at the International Spirits Challenge Bronze at the L.A. Spirits Awards
While celebrity brands fizzle, our timing couldn't be better: Ultra-premium customers are trading down, and global spirit giants like Diageo, Pernod Ricard, and Campari are racing to acquire high-growth super-premium brands — often at 18x revenue multiples. ==With our profit margins approaching 50% and pricing at the low end of the super premium segment, we're aiming for this type of acquisition, too — and industry comparables support a $100-million-plus valuation by 2027.==	[OPTIONAL TEXT ON SCREEN] **Bourbon sales up 12% YOY to $5.5B** **Consumers are trading down from $45–$100 bottles to $30–$44** [SHOW OY6 bottle with price pop on]
But for our Veteran-led team, this goes deeper than the numbers.	

OY6 Bourbon Pitch Video

Audio	Video
We built this brand to honor those who've had our backs. And now, we're inviting you to stand with us. Invest in On Your 6. Join us in raising a glass to America's real heroes — and in building the bourbon brand that truly has your 6.	

Hook A: While celebrity bourbon brands crash and burn, one Veteran-owned brand is SOARING. And you can join us. **Hook B:** Consumers are tired of celebrity liquor. This Veteran-founded bourbon brand seized that opportunity. And now you can too.	
On Your 6 is an award-winning bourbon that honors real heroes—teachers, nurses, first responders. The result? 417% year-over-year growth and national retail distribution. Industry giants acquire brands like ours at 18x revenue multiples. This is your chance to join us.	

Video ad 1: Authenticity
Video ad 2: General traction

OY6 Bourbon Pitch Video

Hook A: Most small liquor brands never land national distribution. On Your 6 Bourbon did it in two years. **Hook B:** <mark>417% growth.</mark> Award-winning bourbon. National distribution locked. Now is your chance to invest in a fast-growing liquor brand.	
Founded by U.S. Veterans to honor everyday heroes, <mark>we're on track to sell 25,000 cases by 2026.</mark> We've secured Southern Glazer's distribution, Caesars Entertainment venues, and multiple Kroger regions simultaneously. With spirit giants <mark>paying 18x revenue</mark> for brands with our trajectory, we're becoming a valuable player in this space. Invest now!	

Video ad 3: Exit/acquisition angle

OY6 Bourbon Pitch Video

Hook A: Diageo, Pernod Ricard, Campari—spirits giants acquire fast-growing bourbon brands at massive multiples. At On Your 6 Bourbon, our goal is to become one, too. **Hook B:** Proper No. <mark>Twelve sold for $600 million at 18x revenue.</mark> At On Your 6 Bourbon that's our goal, too—and you can get a piece of the action now.	
Founded by U.S. Veterans to honor everyday heroes, we've grown <mark>417% year-over-year</mark> with national distribution through Southern Glazer's and Caesars. Award-winning product. Authentic mission. <mark>Margins approaching 50%. We're positioned for a $100M+ valuation by 2027.</mark> Get in early—invest in On Your 6 Bourbon today.	

Video ad 4: Mission/community

OY6 Bourbon Pitch Video

Hook A: Two U.S. Vets started On Your 6 Bourbon to honor the people who had their backs during deployment. Now you can invest and stand by them, too. **Hook B:** Every bottle of On Your 6 Bourbon tells a hero's story. And it's generating major buzz.	
Founded to celebrate teachers, nurses, firefighters, and first responders, On Your 6 has become a movement: ==417% growth,== national distribution, award-winning bourbon. This isn't just an investment in spirits—it's an investment in honoring America's everyday heroes. Join a community of investors who believe service deserves celebration.	